Exhibit 1.01

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is entered into as of November 10, 2009, by and among Archstone Acquisition Corp., a Florida corporation (“US Buyer”), Hackett-REL, Ltd (UK), a company organized under the laws of England and Wales (“UK Buyer”), The Hackett Group B.V., a company organized under the laws of The Netherlands (“BV Buyer” and collectively with US Buyer and UK Buyer, the “Buyers”), The Hackett Group, Inc., a Florida corporation (“Parent”), Archstone Consulting LLC, a Delaware limited liability company (“Company”), Archstone Consulting UK Limited, a company organized under the laws of England and Wales (“Archstone UK”), and Archstone Consulting Netherlands BV, a company organized under the laws of The Netherlands (“Archstone BV,” and together with Archstone UK, collectively, the “Subsidiaries,” and together with the Company, the “Sellers”).

RECITALS; AND TERMS OF AGREEMENT

Sellers own and operate a performance improvement management consulting and implementation of Oracle/Hyperion services business (the “Business”). Buyers desires to purchase and Sellers desire to sell certain assets, properties and business of Sellers used in the Business, on the terms and subject to the conditions set forth in this Agreement. Capitalized terms used herein without definition have the meanings set forth in Schedule 8.7. In consideration of the mutual representations and agreements herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

1.1 Purchased Assets.

(a) Company agrees to sell, convey, transfer, assign and deliver to US Buyer, on the terms and subject to the conditions set forth in this Agreement, all of its right, title and interest in and to all of the Purchased Assets owned by Company, including those Purchased Assets set forth on Schedule 1.3, free and clear of all Liens, except for Permitted Liens.

(b) Archstone UK agrees to sell, convey, transfer, assign and deliver to UK Buyer, on the terms and subject to the conditions set forth in this Agreement, all of its right, title and interest in and to all of the Purchased Assets owned by Archstone UK, including those Purchased Assets set forth on Schedule 1.3, free and clear of all Liens, except for Permitted Liens.

(c) Archstone BV agrees to sell, convey, transfer, assign and deliver to BV Buyer, on the terms and subject to the conditions set forth in this Agreement, all of its right, title and interest in and to all of the Purchased Assets owned by Archstone BV, including those Purchased Assets set forth on Schedule 1.3, free and clear of all Liens, except for Permitted Liens.

1.2 Excluded Assets. Notwithstanding anything to the contrary set forth in Section 1.1 or elsewhere herein, the Purchased Assets shall exclude all Excluded Assets.

1.3 Asset Transfer.

(a) Each Seller hereby passes and transfers title to all of the Purchased Assets to each Buyer as set forth in Section 1.1, and Sellers are delivering to Buyers possession of all of the Purchased Assets, and shall further deliver to Buyers proper assignments, conveyances and bills of sale sufficient to convey to Buyers good and marketable title to all the Purchased Assets free and clear of all Liens, except for Permitted Liens, as well as such other instruments of conveyance necessary to effect or evidence the transfers contemplated hereby.

(b) To the extent that any of the Purchased Assets or any claim, right or benefit arising under or resulting from such Purchased Assets (collectively, the “Rights”) is not capable of being transferred without the approval, consent or waiver of any third person, or if the transfer of a Right would constitute a breach of any obligation under, or violation of, any applicable law unless the approval, consent or waiver of such third person is obtained, then, without limiting the rights and remedies of Buyers contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer such Right unless and until such approval, consent or waiver has been obtained (which approval, consent or waiver shall be obtained at Sellers’ cost). After the Closing Date and until all such Rights are transferred to Buyers, each Seller shall use their commercially reasonable efforts to: obtain all consents required to assign any real estate lease that is a Purchased Asset and assist Buyers in obtaining (as reasonably agreed by the parties) such other approvals, consents and waivers with respect to all other Rights not so transferred; maintain such Seller’s existence and hold the Rights in trust for Buyers; comply with the terms and provisions of the Rights as agent for Buyers for Buyers’ benefit; cooperate with Buyers in any commercially reasonable and lawful arrangements designed to provide the benefits of such Rights solely and exclusively to Buyers, to the extent applicable; enforce, at the request of Buyers and for the account of Buyers, any rights of Sellers arising from such Rights against any third person, including the right to elect to terminate any such Rights in accordance with the terms of such Rights upon the written direction of Buyers; and not waive, alter or amend any obligations of third parties with respect to such Rights not so transferred, whether expressly or impliedly without the written consent of Buyers. In order that the full value of the Rights not so transferred may be realized for the benefit of Buyers, each Seller shall, at the request and under the direction of Buyers, in the name of Sellers or otherwise as Buyers may specify, take all such commercially reasonable and lawful actions in order that the obligations of Sellers under such Rights may be performed in such manner that the value of such Rights in all material respects is preserved and inures to the benefit of Buyers; and no Seller shall knowingly take any action which would be materially inconsistent with, or materially diminish the value of, such Rights to Buyers. With respect to the Rights not so transferred, Sellers hereby hire, at no cost, and authorize Buyers to perform the services specified in such Rights on Sellers’ behalf, pursuant to the terms of such Rights. In addition, Sellers hereby authorize and direct Buyers to collect payment for services rendered pursuant to the Rights for Buyers’ own accounts. For a period of two years after the Closing, upon written request from Buyers, Sellers shall supply Buyers with written reports regarding all monies collected by or paid to Sellers in respect of every such Right and shall promptly pay to Buyers all such monies collected. Notwithstanding the foregoing, Sellers shall not be liable for any Losses resulting from the failure to obtain any consent or approval other than Required Consents, provided that the terms of this Section are complied with by Sellers.

1.4 Assumed Liabilities.

(a) Notwithstanding anything else to the contrary set forth herein, US Buyer hereby agrees to assume, pay, discharge and perform when required and lawfully due, only the Assumed Liabilities that, immediately prior to the Closing, were liabilities of Company.

(b) Notwithstanding anything else to the contrary set forth herein, UK Buyer hereby agrees to assume, pay, discharge and perform when required and lawfully due, only the Assumed Liabilities that, immediately prior to the Closing, were liabilities of Archstone UK.

(c) Notwithstanding anything else to the contrary set forth herein, BV Buyer hereby agrees to assume, pay, discharge and perform when required and lawfully due, only the Assumed Liabilities that, immediately prior to the Closing, were liabilities of Archstone BV.

A list of certain of the Assumed Liabilities is set forth on Schedule 1.4.

1.5 Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, the parties expressly agree that no Buyer shall assume or otherwise become liable for any Excluded Liabilities.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. As consideration for the Purchased Assets being acquired by Buyers hereunder, in addition to the assumption of the Assumed Liabilities, Parent shall deliver to Sellers in accordance with Schedule 2.1, up to 4,657,000 shares of Parent’s common stock, par value $.001 (“Parent Shares”), subject to adjustment as set forth herein. The Parent Shares will be issued pursuant to an exemption from the registration requirements of the Securities Act. Of such Parent Shares, 4,056,600 Parent Shares will be delivered to Sellers at Closing in accordance with Schedule 2.1 (2,401,600 of such Parent Shares so delivered, the “Closing Shares”), 600,400 Parent Shares shall be deposited with the Escrow Agent pursuant to Section 2.2 (the “Escrowed Shares”), and up to 1,655,000 Parent Shares will be subject to forfeiture if certain performance thresholds are not achieved by the Archstone Business (as defined below) in accordance with the provisions of Section 2.5 (the “Earn-Out Shares”).

2.2 Escrow. At the Closing, the Escrowed Shares shall be delivered to the Escrow Agent pursuant to the terms of an Escrow Agreement, in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”). Sellers shall have all rights and benefits under the Escrowed Shares, and shall be entitled to all dividends, sale proceeds or distributions with respect thereto upon the release of such escrow, in each case, subject to no offset with respect to Losses hereunder.

2.3 Working Capital Adjustment.

(a) At least one day prior to the Closing Date, Sellers shall deliver to Buyers and Parent (i) the Preliminary Closing Date Balance Sheet and (ii) their good faith estimate of the Net Working Capital as of the Closing Date and a computation of the estimated Adjustment Amount, in each case based solely on the Preliminary Closing Date Balance Sheet. The Preliminary Closing Date Balance Sheet and such estimates shall be prepared by Sellers. Representatives of Buyers and Parent and their representatives shall be entitled to full access, in a reasonable manner, before the Closing Date, to all records and work papers relating to the preparation of the Preliminary Closing Date Balance Sheet and such estimates, in all cases, during normal business hours, and shall be entitled to communicate with Sellers and their personnel to discuss accounting practices and procedures in connection with the preparation of the Preliminary Closing Date Balance Sheet and such estimates. The parties shall negotiate in good faith any disagreements with respect to the calculations set forth in the Preliminary Closing Date Balance Sheet and such estimates.

(b) Within 90 days after the Closing, Buyers and Parent shall prepare a computation of the actual Net Working Capital and the actual Adjustment Amount as of the Closing Date (the “Actual Adjustment Amount”) and deliver such computation (the “Closing Computation”) to Sellers within such 90-day period. Such computation shall be prepared on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Preliminary Closing Date Balance Sheet, and shall be prepared in accordance with the applicable definitions set forth in this Agreement. During the 30 business days immediately following the Company’s receipt of the Closing Computation and any period of dispute with respect thereto thereafter, Buyers and Parent shall (i) provide the Company and its representatives with full access, in a reasonable manner, during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of Buyers and Parent, as applicable, for purposes of their review of the Closing Computation and (ii) cooperate fully with the Company and its representatives in connection with such review, including providing all other information reasonably necessary in connection with the review of the Closing Computation as is requested by the Company or its representatives. If within 30 business days following delivery of the Closing Computation, Company, on behalf of Sellers, does not deliver a written objection thereto to Buyers and Parent, then the Actual Adjustment Amount shall be as reflected on the Closing Computation. If Company, on behalf of Sellers, timely objects to the Closing Computation, then Buyers, Parent and Company, on behalf of Sellers, shall negotiate in good faith to attempt to resolve their disagreement. Should such negotiations not result in an agreement within 30 days after delivery of such written objection, the issues remaining in dispute shall be submitted to Ernst & Young (the “Neutral Auditor”). Sellers, Buyers and Parent shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and are available to that party or its agents. Further, Sellers, Buyers and Parent shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor; provided that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. Buyers, Parent and the Company shall instruct the Neutral Auditor not to, and the Neutral Auditor shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by any Buyer or Parent, on the one hand, or the Company, on the other hand, or less than the smallest value for such item assigned by any Buyer or Parent, on the one hand, or the Company, on the other hand. Buyers, Parent and the Company shall also instruct the Neutral Auditor to, and the Neutral Auditor shall, make its determination based solely on presentations by Buyers, Parent and the Company that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The fees and expenses of the Neutral Auditor pursuant to this Section 2.3(b) shall be borne by the party whose calculation of the Actual Adjustment Amount is farther from the Neutral Auditor’s final determination of the Actual Adjustment Amount. The Neutral Auditor will deliver to Buyers, Parent and Sellers a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by Buyers and Sellers, or their respective Affiliates or accountants) of the disputed items within 30 days of receipt of the disputed items, which determination will be final, binding and conclusive on the parties. The Closing Computation shall be revised to the extent necessary to reflect any resolution by Parent, Buyers and the Company and any final resolution made by the Neutral Auditor in accordance with this Section 2.3(b).

(c) Promptly following agreement on or delivery of the final, binding and conclusive computation setting forth the Actual Adjustment Amount, Buyers, Parent and Sellers shall account to each other as provided for in this Section 2.3(c). If the Actual Adjustment Amount is a positive number, Parent shall deliver to the Company, on behalf of the Sellers, a number of Parent Shares equal to the positive Actual Adjustment Amount, divided by the Market Value per Parent Share as of the date the Closing Computation becomes final and binding on the parties pursuant to this Section 2.3, as adjusted for any stock splits, stock dividends or similar transactions, and rounded up to the nearest whole share; provided that, at Parent’s option, in lieu of delivering Parent Shares in satisfaction of its obligations hereunder, Parent may make payment of the Actual Adjustment Amount in cash by wire transfer in immediately available funds to, or as directed by, the Company, and each Seller shall be bound by any such direction by the Company. If the Actual Adjustment Amount is a negative number, the Company, on behalf of the Sellers, shall deliver to Parent a number of Parent Shares equal to the negative Actual Adjustment Amount (treated as a positive number), divided by the Market Value per

Parent Share as of the date the Closing Computation becomes final and binding on the parties pursuant to this Section 2.3, as adjusted for any stock splits, stock dividends or similar transactions, and rounded up to the nearest whole share; provided that, at the Company’s sole option, in lieu of delivering Parent Shares in satisfaction of Sellers’ obligations hereunder, the Company may make payment of the Actual Adjustment Amount in cash by wire transfer in immediately available funds to, or as directed by, Parent. If the Company is obligated to make any payment pursuant to this Section 2.3(c), and elects to satisfy such payment obligation with Parent Shares, such recovery shall be made first against the Closing Shares and, if insufficient, then against the Escrowed Shares and, if insufficient, thereafter against the Earn-Out Shares other than the Indemnity Earn-Out Shares, at such time as and to the extent that such shares are no longer subject to forfeiture hereunder, and, if insufficient, thereafter against the Indemnity Earn-Out Shares, at such time as and to the extent that such shares are no longer subject to forfeiture hereunder. Otherwise, any payment required by this Section 2.3(c) shall be due within 10 days after the final determination of the Actual Adjustment Amount pursuant to Section 2.3(b).

2.4 Allocation of Purchase Price; Tax Treatment. Buyers shall allocate the purchase consideration (including, for purposes of this Section 2.4, any other consideration paid to Sellers, including Assumed Liabilities) among the Sellers and among the Purchased Assets (the “Allocation Schedule”) in accordance with Section 1060 of the Code and the regulations thereunder. Buyers shall deliver such Allocation Schedule to the Sellers within one-hundred-twenty (120) days after Closing for Company’s review and comment. Buyers and Sellers each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the Allocation Schedule as consented to by the Company, which consent shall not be unreasonably withheld, delayed or conditioned; and in that event, Buyers and Sellers each agree to provide the other promptly with any other information reasonably required to complete Form 8594. The parties hereto intend that the transaction contemplated hereby be treated for tax purposes as taxable under Section 1001 of the Code.

2.5 Earn-Out. Up to 1,655,000 Earn-Out Shares shall be subject to forfeiture in accordance with the terms set forth in this Section 2.5.

(a) Subject to the other provisions of this Section 2.5 and the other provisions of this Agreement: (i) if Average Net Service Revenues are less than or equal to $30.0 million, then all of the Earn-Out Shares shall be forfeited by the Sellers, (ii) if Average Net Service Revenues are greater than or equal to $45.0 million, then none of the Earn-Out Shares shall be forfeited pursuant to the terms of this Section 2.5, and (iii) if Average Net Service Revenues are greater than $30.0 million but less than $45.0 million, then the number of Earn-Out Shares that the Sellers shall forfeit shall be calculated in accordance with the formula set forth below:

The aggregate Earn-Out Shares forfeited hereunder (if any) shall be allocated to each Seller in accordance with the percentage set forth opposite the name of each such Seller in the applicable column of Schedule 2.1.

(b) Notwithstanding the foregoing, the number of Earn-Out Shares subject to forfeiture pursuant to the foregoing formula shall be calculated substituting “2010 Net Service Revenues” for the term “Average Net Service Revenues” in such definition and throughout Section 2.5(a) above (i) if at any time prior to the first anniversary of the Closing the Company shall have delivered to Parent a non-solicitation and no-hire agreement, in the form attached hereto as Exhibit I (the “Nonsolicit Agreements”), executed and delivered by one or more former Archstone Principals as may be agreed in good faith between the Company and Parent, (ii) if 2010 Net Service Revenues are greater than or equal to $45,000,000 or (iii) if the events in clauses (i) and (ii) have not occurred, then at the written election of Parent on or before February 28, 2011.

(c) As used herein, the following terms have the following meanings:

(i) “2010 Net Service Revenues” means Net Service Revenues of the Archstone Business calculated in accordance with this Agreement for Parent’s 2010 fiscal year.

(ii) “Average Net Service Revenues” means (a) the sum of (I) 2010 Net Service Revenues of the Archstone Business plus (II) Net Service Revenues of the Archstone Business calculated in accordance with this Agreement for Parent’s 2011 fiscal year (b) divided by two (2).

(iii) “Net Service Revenues” means gross revenues for services and client-related project expenses attributable to the Strategy & Operations and CFO Advisory (which will be renamed Enterprise Performance Management) Practices (the “Archstone Business”), which will be comprised of employees of Sellers who remain employees of Parent or any of its subsidiaries after the date of this Agreement, employees of Parent or its subsidiaries providing services in respect of the Archstone Business and contractors engaged by Parent or its subsidiaries providing services in respect of the Archstone Business, minus client-related reimbursable expenses of the Archstone Business, in each case, that are allocable to the period in question pursuant to the accrual method of accounting and that are determined in accordance with GAAP, including, without limitation, such net service revenues attributable to: (A) work performed by personnel of the Archstone Business to provide professional services to customers of Parent (or any such subsidiary), and (B) work performed by personnel of Parent (or any of its subsidiaries) to provide professional services to customers of the Archstone Business.

(d) Within 90 days after the end of Parent’s 2010 fiscal year, and, if applicable, 2011 fiscal year, Buyers and Parent shall prepare and deliver to the Company a computation of 2010 Net Service Revenues or the Average Net Service Revenues, as applicable, and the calculation of the number of Earn-Out Shares, if any, that are subject to forfeiture to Sellers hereunder (collectively, the “Earn-Out Computations”). During the 30 business days immediately following the Company’s receipt of the Earn-Out Computations, Buyers and Parent shall (i) provide the Company and its representatives with full access, in a reasonable manner, during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of Buyers and Parent, as applicable, for purposes of their review of the Earn-Out Computations and (ii) cooperate fully with the Company and its representatives in connection with such review, including providing all other information reasonably necessary in connection with the review of the Earn-Out Computations as is requested by the Company or its representatives. If within 30 business days following delivery of the Earn-Out Computations by Buyers and Parent, Company, on behalf of Sellers, does not deliver a written objection thereto to Buyers and Parent, then the number of Earn-Out Shares to be delivered to Sellers, if any, shall be as reflected in the Earn-Out Computations. If Company, on behalf of Sellers, timely objects to the Earn-Out Computations, then Buyers, Parent and Company, on behalf of Sellers, shall negotiate in good faith to attempt to resolve their disagreement. Should such negotiations not result in an agreement within 30 days after delivery of such written objection, the issues remaining in dispute shall be submitted to the Neutral Auditor. Sellers, Buyers and Parent shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and are available to that party or its agents. Further, Sellers, Buyers and Parent shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor; provided that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. Buyers, Parent and the Company shall instruct the Neutral Auditor not to, and the Neutral Auditor shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by any Buyer or Parent, on the one hand, or the Company, on the other hand, or less than the smallest value for such item assigned by any Buyer or Parent, on the one hand, or the Company, on the other hand. Buyers, Parent and the Company shall also instruct the Neutral Auditor to, and the Neutral Auditor shall, make its determination based solely on presentations by Buyers, Parent and the Company that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The fees and expenses of the Neutral Auditor pursuant to this Section 2.5(d) shall be borne by the party whose calculation of the 2010 Net Service Revenues or the Average Net Service Revenues, as applicable, is farther from the Neutral Auditor’s final determination of such amounts. The Neutral Auditor will deliver to Buyers, Parent and Sellers a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by Buyers and Sellers, or their respective Affiliates or accountants) of the disputed items within 30 days of receipt of the disputed items, which determination will be final, binding and conclusive on the parties. The Earn-Out Computations shall be revised to the extent necessary to reflect any resolution by Parent, Buyers and the Company and any final resolution made by the Neutral Auditor in accordance with this Section 2.5(d). Any Earn-Out Shares finally determined to be subject to forfeiture by Sellers hereunder shall be forfeited by Sellers within thirty (30) days following the final determination of the Earn-Out Computations, subject to the other provisions of this Agreement, and Sellers will execute and deliver such appropriate documents in order to evidence any such forfeiture.

(e) If prior to Parent and Buyers’ delivery of the Earn-Out Computations pursuant to Section 2.5(d), a bona fide definitive agreement is executed with a “strategic” buyer (i.e., any buyer primarily and directly engaged in the Archstone Business, but excluding any “financial” buyer (i.e., any private equity fund, other similar fund or any other investor or fund (or any of their respective Affiliates), whether or not it could be deemed to be primarily and directly engaged in the Archstone Business by virtue of any of its holdings)) and the subsequent consummation of the transactions contemplated by such agreement results in a Change of Control of Parent, then regardless of whether 2010 Net Service Revenues or the Average Net Service Revenues, as applicable, exceed $30.0 million, immediately prior to the consummation of such Change of Control, all such Earn-Out Shares shall no longer be subject to forfeiture and, subject to the other provisions of this Agreement, shall have the right to participate in such Change of Control transaction without any restrictions imposed by this Section 2.5, as applicable.

(f) After the Closing and until the completion of Parent’s 2011 fiscal year (the “Earn-Out Period”), Parent and Buyers will, and Parent will cause each of its direct and indirect subsidiaries to provide the Archstone Business with at least substantially similar amounts of capital, sales and marketing support and client service support as is consistent with the past practices of Sellers with respect to the Archstone Business immediately prior to the Closing. Solely for purposes of this Section 2.5(f), if pursuant to Section 2.5(b), Earn-Out Shares are calculated using 2010 Net Service Revenue in lieu of Average Net Service Revenue, then for purposes of this Section 2.5(f), the Earn-Out Period shall terminate at the completion of Parent’s 2010 fiscal year.

(g) Each Seller hereby irrevocably constitutes and appoints the Secretary of Parent as a proxy for such Seller, with full power of substitution, for and in the name and on behalf of such, to vote such Seller’s Earn-Out Shares with regard to any question, action, resolution, election or other matter presented for vote or approval to the holders of common stock of the Parent. The Secretary of

Parent shall vote said securities in such manner and to such effect as directed by the board of directors of Parent. The proxies granted hereby shall remain in effect with respect to any Earn-Out Share as long as such share remains subject to forfeiture pursuant to the terms of this Section 2.5, and such proxies shall terminate automatically with respect to any such Earn-Out Share at such time as such share is no longer subject to forfeiture pursuant to the terms of this Section 2.5. Each proxy granted hereby is irrevocable and is coupled with an interest, as provided in Section 607.0722(5) of the Florida Business Corporation Act.

(h) If Parent declares and pays any dividends or distributions to holders of its common stock at any time before an Earn-Out Share is no longer subject to forfeiture pursuant to the terms of this Section 2.5, then Parent shall hold any such dividends or distributions declared and paid in respect of each Earn-Out Share, together with any interest earned thereon, in escrow until such forfeiture provisions terminate with respect to such Earn-Out Share, at which time Parent shall release the aggregate amount of such dividends or distributions, together with any interest earned thereon, to each Seller with respect to all Earn-Out Shares held by it that are no longer subject to forfeiture pursuant to the terms of this Section 2.5. Any such dividends or distributions declared, paid and held in escrow, together with any interest earned thereon, in respect of Earn-Out Shares forfeited pursuant to the terms of this Section 2.5 shall be released from escrow to Parent at the time of such forfeiture.

ARTICLE III

CLOSING

3.1 Time and Place. The closing (“Closing”) of this Agreement and the purchase and sale of the Purchased Assets shall take place as of 12:01 a.m., Miami time on the date (“Closing Date”) of this Agreement, through the mutual exchange of documents by overnight mail and telecopy or such other manner as the parties may otherwise agree. All proceedings shall occur simultaneously and all documents and agreements shall be executed and delivered simultaneously.

3.2 Procedure at the Closing. At the Closing, Sellers shall execute and deliver to Parent and Buyers all of the documents and agreements required to be executed and delivered by it pursuant to Article VI. At the Closing, each Buyer and Parent shall execute and deliver to Sellers all of the documents and agreements required to be executed and delivered by it pursuant to Article VI, and deliver the Closing Shares pursuant to Article II.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYERS AND PARENT

Except as set forth in the Parent SEC Reports (excluding any risks and forward-looking information set forth in the “Risk Factors” section of such Parent SEC Reports or in any forward-looking statement disclaimers or similar statements that are similarly non-specific and are predictive or forward-looking in nature) and the disclosure schedule attached hereto delivered by Buyers and Parent to Sellers (the “Disclosure Schedule”), Buyers and Parent jointly and severally represent and warrant to Sellers as follows:

4.1 Status. Each of US Buyer and Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. UK Buyer is a company duly organized, validly existing and in good standing under the laws of England and Wales. BV Buyer is a company duly organized, validly existing and in good standing under the laws of the Netherlands.

4.2 Power and Authority. Each Buyer and Parent has the power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which each is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. Each Buyer and Parent has taken all action necessary to authorize the execution and delivery of this Agreement and the other agreements contemplated hereby to which each is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby to be consummated by it.

4.3 Enforceability. This Agreement and each other agreement contemplated hereby to which Parent or any Buyer is a party, as applicable, has been duly executed and delivered by each Buyer and Parent, as applicable, and constitutes a legal, valid and binding obligation of each Buyer and Parent, as applicable, enforceable against each Buyer and Parent, as applicable, in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

4.4 No Commissions. Except for fees or commissions payable by any Buyer and/or Parent, no Buyer nor Parent has incurred any obligation for any finders’, brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby.

4.5 No Proceedings. No suit, action or other proceeding is pending or, to Parent or Buyers’ Knowledge, threatened in writing before any Governmental Authority seeking to restrain or prohibit Parent or any Buyer from entering into this Agreement or to prohibit the Closing or the performance of any other obligation hereunder.

4.6 Parent SEC Reports; Parent Financial Statements.

(a) As of their respective dates, the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, with all such Parent SEC Reports having been filed on a timely basis, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent makes no representation or warranty whatsoever concerning the Parent SEC Reports as of any time other than the time they were filed. As of the Closing, there is no event or transaction that would be required to be disclosed on a Current Report on Form 8K or any amendment to any of the Parent SEC Reports that has not otherwise been disclosed in similar detail to Sellers.

(b) Each set of financial statements (including, in each case, any related notes thereto) contained in any Parent SEC Report (the “Parent Financial Statements”), complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and fairly presents in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that unaudited interim financial statements will be subject to normal adjustments which are not expected to be material to Parent and its subsidiaries, taken as a whole. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. Sec. 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Reports are accurate and complete and comply as to form and content with all rules of applicable Governmental Authorities in all material respects.

(c) Parent (A) has implemented, established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its subsidiaries, was made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (B) had disclosed, based on its most recent evaluation prior to the date thereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that were reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date hereof, Parent has no Knowledge of any reason that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

4.7 Capitalization.

(a) All of the issued shares of capital stock of Parent have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance in all material respects with federal and state securities laws and not in violation of any preemptive right, resale right, right of first refusal or similar right. All of the Parent’s options, restricted units, warrants and other rights to purchase or exchange any securities for shares of the Parent’s capital stock have been duly authorized and validly issued and were issued in compliance in all material respects with federal and state securities laws. All of the issued shares of capital stock of each subsidiary of Parent have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by Parent, free and clear of all Liens except those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect or such Liens disclosed in the most recent Parent SEC Reports.

(b) The Parent Shares to be issued by Parent to the Sellers hereunder have been duly authorized and, upon delivery of the Purchased Assets in accordance with this Agreement, will be validly issued, fully paid and non-assessable, will be issued in compliance with federal and state securities laws and will be free of contractual preemptive rights, rights of first refusal and similar rights.

4.8 No Violation. The execution and delivery of this Agreement by each Buyer and Parent, the performance by each Buyer and Parent of its obligations hereunder and the consummation by each Buyer and Parent of the transactions contemplated by this Agreement will not: (a) contravene any provision of the formation document, charter or by-laws or similar organizational document of Parent or any of its subsidiaries; (b) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Parent or any of its subsidiaries; or (c) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person (except for consents already obtained).

4.9 Litigation. There are no actions, suits or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries, except actions, suits or proceedings which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither Parent nor any of its subsidiaries is in violation of any order, statute, rule or regulation of any Governmental Authority, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

4.10 Compliance with Laws; Permits.

(a) Parent and each of its subsidiaries conduct their businesses in compliance with all applicable Laws and NASDAQ rules and regulations, except for any noncompliance that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Parent and its subsidiaries possess such valid and current Permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses as currently conducted, except with respect to any such Permits the absence of which would not have a Material Adverse Effect; and neither Parent nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could have a Material Adverse Effect.

4.11 Certain Other Matters. Each Buyer and Parent has sought and obtained such investment, accounting, legal and tax advice as it has considered necessary or desirable to make an informed decision to purchase the Purchased Assets, assume the Assumed Liabilities and enter into this Agreement and is not relying on the accountants, legal counsel, financial advisors or other representatives of Sellers or any of their Affiliates for any such advice or for any other purpose. Each Buyer and Parent acknowledges that, except for the representations and warranties of the Sellers expressly contained in this Agreement, no Seller nor any of their accountants, attorneys or other advisors or representatives has made any representations or warranties to any Buyer or Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedule attached hereto delivered by Sellers to Buyers and Parent, Sellers, jointly and severally, represent and warrant to Buyers and Parent as follows:

5.1 Corporate Status. Each Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite company power and authority to own or lease its properties and to carry on its business as now being conducted. Each Seller is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification necessary. A complete and accurate copy of each Seller’s minute book has been provided to Buyers.

5.2 Power and Authority. Each Seller has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Each Seller has taken all action necessary (including obtaining member and manager approval) to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby to be consummated by it.

5.3 Enforceability. This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

5.4 Subsidiaries. No Seller has any subsidiaries, equity investments or ownership interest in any other entity that is not a Seller.

5.5 No Violation. The execution and delivery of this Agreement by each Seller, the performance by each Seller of its obligations hereunder and the consummation by each Seller of the transactions contemplated by this Agreement will not: (a) contravene any provision of the formation document or operating agreement of such Seller; (b) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against such Seller or the Purchased Assets; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any material Contract or material Permit which is applicable to, binding upon or enforceable against such Seller or the Purchased Assets; (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Purchased Assets; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person (except for consents already obtained or consents that are not material to the Business).

5.6 No Commissions. Except as set forth on Schedule 5.6, no Seller nor any of their Affiliates has incurred any obligation for any finders,’ brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby; and all amounts so scheduled are payable by Sellers.

5.7 Financial Statements. Attached hereto as Schedule 5.7(i) are (i) the unaudited financial statements of Sellers for the eight-month period ended August 31, 2009 and (ii) the audited financial statements of Sellers for the twelve-month periods ended December 31, 2007 and 2008 (collectively, the “Financial Statements”). The balance sheet of Sellers, dated as of August 31, 2009, included in the Financial Statements is referred to herein as the “Current Balance Sheet.” The Financial Statements fairly present in all material respects the financial condition, assets, liabilities, equity, income, expenses, results of operations, changes in equity and cash flow of Sellers for the periods covered thereby or as of their respective dates, and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that such unaudited Financial Statements do not include normal year-end adjustments (other than accruals for unused vacation and adjustments required for fixed-fee or capped-fee contracts to recognize revenue on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours) or footnote disclosures, in each case, which shall not be material in the aggregate). The Financial Statements have been prepared in accordance with the books and records of Sellers, which have been maintained in a consistent manner in all material respects.

5.8 No Changes. Except as set forth on Schedule 5.8, since December 31, 2008, (a) each Seller has been operated only in the ordinary course of business consistent with past practice, and has not suffered any Material Adverse Effect, and no condition or event, change or development has occurred which, individually or in the aggregate, would reasonably be expected to result in such a Material Adverse Effect, and (b) no Seller has entered into or committed to enter into any transaction directly or indirectly related to or impacting such Seller, outside the ordinary course of business consistent with past practices; and, in particular and without limitation, each Seller during such period has not:

(i) granted to any Business Employee, officer, director or independent contractor any increase in compensation, severance or termination pay or paid any bonus thereto, (ii) entered into or modified any collective bargaining Contract or any employment, severance or termination agreement with any such Person, (iii) increased or established any bonus, insurance, deferred compensation, pension, retirement, profit-sharing, option (including the granting of options, appreciation rights, performance awards or restricted awards or the amendment of any existing options, appreciation rights, performance awards or restricted awards), purchase or other employee benefit plan or agreement or arrangement, or (iv) suffered or received threats of any labor strike, dispute, slowdown or work stoppage; or (v) amended any other terms of employment or engagement of such Persons;

(ii) sold, leased or transferred any of its properties or assets except for inventory in the ordinary course of business consistent with past practice, or licensed, sold, transferred, pledged, modified, disclosed, disposed of or permitted to lapse any Intangible Property rights, except in the ordinary course of business consistent with past practice, or permitted or allowed any of its properties or other assets to be subjected to any Liens, or discharged or satisfied any Lien on any of its assets or paid any other material liability;

(iii) made any payments (or delayed any payments) in respect of its liabilities or received or attempted to collect any revenues except in the ordinary course of business consistent with past practice;

(iv) incurred any obligations or liabilities (including any indebtedness) or entered into any transaction or series of transactions except in the ordinary course of business consistent with past practice and except for this Agreement and the transactions contemplated hereby;

(v) suffered any theft, damage, destruction or casualty loss, or extraordinary losses (whether or not covered by insurance);

(vi) waived, cancelled, compromised, released or suffered the termination of any rights or contracts having material value, or waived or released any restrictive covenant of a former Business Employee that would otherwise still be in effect;

(vii) made or adopted any change in its methodologies, accounting practices or policies, or made any adjustment to its books and records, or revalued any asset;

(viii) entered into, modified or terminated any transaction or arrangement with (or for the benefit of) any Affiliate (or Associate thereof), or made any payment or transferred any assets to any Affiliate; or made any loan to, or entered into any other transaction with, any of its directors, officers, and/or employees or any of their Affiliates or “Associates” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (whether or not in the ordinary course of business consistent with past practice);

(ix) amended, renegotiated or terminated (other than by completion thereof) any Contract (nor has any other Person amended, renegotiated or terminated any Contract), or failed to comply with any Contract or any Permit or other authorization from any Governmental Authority or other laws to which such Seller is subject;

(x) permitted the imposition of any Lien on any asset;

(xi) suffered or been subject to any event, condition or circumstance, or entered into any transaction, which could reasonably be expected to adversely impact the

Business, Sellers or any Contracts, or performed any services other than in accordance with its Contracts or in a manner which could give rise to any claim under any Contracts;

(xii) (i) declared, set aside or paid any dividend or made any other actual, constructive or deemed distribution with respect to any of its capital shares or other securities or otherwise made any payments to its equity holders in their capacities as such; (ii) redeemed, purchased or otherwise acquired any of its capital shares or any other securities or any rights, warrants or options to acquire any such capital shares or other securities; (iii) split, combined or reclassified any of its capital shares or other securities or issued or authorized the issuance of, or granted any registration rights with respect to, any capital shares or any other securities in respect of, in lieu of or in substitution for any of its capital shares or other securities, or otherwise;

(xiii) amended any of its organizational documents (including, but not limited to, formation documents or the operating agreement); or altered through merger, liquidation, reorganization, restructuring or in any other fashion its organizational structure or ownership;

(xiv) made any capital expenditure or series of capital expenditures in excess of $12,500 individually or $50,000 in the aggregate;

(xv) acquired or agreed to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division, operating unit or product line thereof or made a capital investment in or a loan to such entity;

(xvi) entered into any agreement, contract, lease, or license either (A) involving more than $12,500 individually or $50,000 in the aggregate, (B) having a term greater than 12 months and (C) outside the ordinary course of business consistent with past practice;

(xvii) canceled, compromised, waived, or released any right or claim either involving more than $50,000 in the aggregate;

(xviii) made or pledged to make any charitable or other capital contribution;

(xix) received notice of any key employee of any Seller terminating or re-negotiating such employee’s employment with such Seller;

(xx) made any tax election, changed any annual tax accounting period, amended any tax return, settled or compromised any income tax liability, entered into any closing agreement, settled any tax claim or assessment, surrendered any right to claim a tax refund or failed to make the payments or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment;

(xxi) pursuant to, or within the meaning of, any bankruptcy or creditors’ rights or similar law, (i) commenced a voluntary case, (ii) consented to the entry of an order for relief against it in an involuntary case, (iii) consented to the appointment of a custodian of it or for all or substantially all of its property, or (iv) made a general assignment for the benefit of its creditors;

(xxii) purchased any real property or entered into any real estate lease;

(xxiii) settled any litigation, arbitration or claim;

(xxiv) altered in any way the nature or extent (by revenue generated) of any relationship with any Seller’s customers; or

(xxv) agreed to do or authorized any of the foregoing.

5.9 Undisclosed Liabilities of Sellers. No Seller has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet of the Sellers prepared in accordance with GAAP, consistently applied (collectively, “Liabilities”), except (a) Liabilities reflected on or reserved against in the Current Balance Sheet or disclosed in the notes thereto, (b) Liabilities reflected on the Preliminary Closing Date Balance Sheet and (c) Liabilities set forth on Schedule 5.9.

5.10 Litigation. Except as set forth on Schedule 5.10, there is no (and during the past three years there has been no) action, suit, or other legal or administrative proceeding or governmental investigation pending, or, to the Knowledge of Sellers, threatened, anticipated or contemplated against, by or affecting any Seller, the Business or the Purchased Assets, or which questions the validity or enforceability of this Agreement or the transactions contemplated hereby. There are no outstanding orders, decrees, judgments, settlements, stipulations or agreements issued or enforceable by any Governmental Authority in any proceeding (or agreed to by any Seller) to which any Seller is or was a party which have not been complied with in full or which continue to impose any obligations on any Seller, the Purchased Assets or the Business.

5.11 Rebates. No Seller has entered into, or offered to enter into, any agreement, contract commitment or other arrangement (whether written or oral) pursuant to which any Seller or Buyer is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to or with any customer in any way, directly or indirectly, related to any Seller or any Purchased Asset.

5.12 Real Estate. No Seller owns any parcel of real estate. Schedule 5.12 sets forth a list of all leases, subleases, rights to occupy or use, licenses or other arrangements with respect to the use or occupancy of any real property to which any Seller is party (the “Leases”), in each case setting forth: (a) the lessor and lessee thereof and the date and term of each of such leases, (b) the legal description, if known, including street address, of each property covered thereby (the “Leased Premises”), (c) a brief description (including size and function) of the principal improvements and buildings thereon and (d) the rent obligations underneath such Lease. The Leases are in full force and effect and have not been amended, and no Seller is in default or breach under any such Lease, and to the Knowledge of Sellers, no other party thereto is in default or breach under any such Lease, and to the Knowledge of Sellers, there is no anticipated breach by such other party. No event has occurred which, with the passage of time or the giving of notice or both, would cause a breach or default by any Seller under any of such Leases.

5.13 Assets.

(a) Sellers have good and marketable title to the Purchased Assets and is selling the same free and clear of any Lien, except for Permitted Liens.

(b) Schedule 5.13 sets forth a true and correct list of all tangible personal property of each Seller valued at or with an original purchase price greater than $5,000. The Purchased Assets that constitute tangible personal property are in good operating condition, ordinary wear and tear excepted, and have been maintained in all material respects in accordance with all applicable specifications and warranties. The Purchased Assets constitute all assets used or necessary to conduct the Business in the same manner as it was conducted immediately prior to the Closing. No Seller is retaining any Intangible Property necessary for the operation of the Business. Except for Purchased Assets which are reflected on Schedule 5.13 as leased or licensed, no Person other than Sellers owns any right, title or interest in any Purchased Assets. All such leases and licenses are in full force and effect and have not been amended, and no Seller is in default or breach under any such lease or license, and to the Knowledge of Sellers, no other party thereto is in default or breach under any such lease or license, and to the Knowledge of Sellers, there is no anticipated breach by such other party. No event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach or material default by any Seller under any of such leases or licenses.

5.14 Compliance with Laws. Each Seller is in compliance, in all material respects, with all material laws, regulations and orders applicable to it, the Business, and/or the Purchased Assets. Each Seller has conducted its business and corporate affairs in compliance with its formation documents and operating agreement. No Seller has been cited, fined or otherwise notified in writing of any asserted past or present material failure to comply with any material laws, regulations or orders, and no proceeding with respect to any such violation is pending or, to the Knowledge of Sellers, threatened. No Seller is subject to any Contract, decree or injunction that restricts the continued operation of the Business in any material respect or the expansion thereof to other geographical areas, customers or suppliers, or to other lines of business. No investigation or review by any Governmental Authority with respect to any Seller or the Business is pending or, to the Knowledge of Sellers, threatened, nor, to the Knowledge of Sellers, has any Governmental Authority overtly indicated an intention to conduct any such investigation or review.

5.15 Labor and Employment Matters. Schedule 5.15 sets forth the name, title, address, immigration status and tenure with any Seller of each employee or independent contractor (collectively, the “Business Employees”). All Business Employees rendering services in connection with any Seller are engaged or employed by such Seller and not any of its Affiliates. With respect to each such Business Employee, Schedule 5.15 also sets forth the current base and total compensation for each Business Employee and such amounts for the most recently completed fiscal year, and detail as to whether such Business Employee is involved solely in the Business or other activities for any Seller as well. With respect to each Seller: (a) there is no collective bargaining agreement or relationship with any labor organization, nor does any labor union or association or collective bargaining agent represent any Business Employee; (b) no pending or, to Sellers’ Knowledge, threatened unfair labor practice charge exists; (c) no labor organization or Business Employee has filed any representation, petition or made any written or oral demand for recognition and none of same is pending or, to Sellers’ Knowledge, threatened; (d) no union organizing or decertification efforts are underway or, to the Knowledge of Sellers, threatened, and no other question concerning representation exists and none of same is pending or, to Sellers’ Knowledge, threatened; (e) no labor strike, work stoppage, slowdown, or other labor dispute has occurred, and none is underway or, to Sellers’ Knowledge, threatened; (f) with respect to any Business Employee, there is no unpaid worker’s compensation liability; (g) there is no employment-related charge, complaint, grievance, investigation, audit, lawsuit or inquiry of any kind, pending or, to Sellers’ Knowledge, threatened in any forum, relating to an alleged violation or breach by any Seller (or its officers, managers, co-workers, supervisors, or directors) of any law, regulation, administrative or executive order or Contract, including, without limitation, federal or state civil rights or discrimination claims, FLSA, OSHA, or similar claims, and any work-related claim or administrative proceeding; and (h) no term or condition of employment exists through arbitration awards, settlement agreements, side agreements, or other understandings that is inconsistent with the express terms of any applicable collective bargaining agreement with respect to (i) hours of work; (ii) scheduling and assignment of work; or (iii) layoffs or other workforce reductions (including but not limited to severance or notice requirements arising therefrom). To the Knowledge of Sellers, all Business Employees who reside and/or work in the United States are residing and/or working in the United States (i) free of any restrictions or limitations on their ability to accept employment lawfully in the United States and (ii) in compliance with all applicable laws, rules and regulations relating to immigration and naturalization, including but not limited to, the Immigration Act of 1997, as amended, and the Labor Condition Application requirements and regulations of the U.S. Department of Labor. Except as set forth on Schedule 5.15, no action, suit, proceeding, hearing, investigation, charge, complaint or claim has been filed or commenced against any Seller or, to Sellers’ Knowledge, any Business Employees, that (a) alleges any failure so to comply or (b) seeks removal, exclusion or other restrictions on (i) such Business Employee’s ability to reside and/or accept employment lawfully in the United States and/or (ii) each Seller’s continued ability to sponsor employees for immigration benefits and, to the Knowledge of Sellers, there is no reasonable basis for any of the foregoing. To the Knowledge of Sellers, there is no reasonable basis to believe that any Business Employees will not be able to continue to so reside and/or accept employment lawfully in the United States in accordance with all such laws, rules and regulations.

5.16 Employee Benefit Plans. Except as set forth in Schedule 5.16, no Seller has ever maintained, contributed to or had any material liability with respect to, any employee pension benefit plan as defined in Section 3(2)(A) of ERISA, any employee welfare benefit plan as defined in Section 3(1) of ERISA nor any other deferred compensation, stock option, stock purchase, bonus, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement (whether funded or unfunded, written or oral, qualified or nonqualified) sponsored, maintained or contributed to or required to be contributed to by any Seller or by any trade, business or third party, whether or not incorporated, that together with Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Seller ERISA Affiliate”), or any Seller ERISA Affiliate (the “Employee Benefit Plans”). Except as set forth in Schedule 5.16, no Seller is obligated under any Employee Benefit Plan to provide medical or death benefits after termination of employment, except as otherwise required by law. Except as set forth in Schedule 5.16, no Employee Benefit Plan obligates any Seller to pay separation, severance, termination or similar benefits to, or in respect of, any Business Employees as a result of any transaction contemplated by this Agreement or solely as a result of a “change of control” (as defined in Section 280G of the Code) and no individual shall accrue or receive any additional benefits, service or accelerated rights to payments of benefits under any Employee Benefit Plan as a result of the actions contemplated by this Agreement. With respect to each Employee Benefit Plan: (i) each has been administered in compliance with its terms and with all applicable laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending or, to the Knowledge of Sellers, threatened against any such plan, the trustee or fiduciary of any such plan, any Seller or any assets of any such plan; (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the Internal Revenue Service and the Department of Labor; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no material “prohibited transaction,” within the meaning of ERISA or the Code, or breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred; (vi) all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made or will be made immediately after the Closing; and (vii) no such plan has any unfunded liabilities which are not reflected in accordance with GAAP on the Current Balance Sheet or the books and records of the Sellers. No Seller has ever participated in or has any liability with respect to (i) any “multiemployer plan,” as defined in Sections 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code, (ii) any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iii) any “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code. True and accurate copies of each Employee Benefit Plan, together with all current trust agreements, the most recent annual reports on Form 5500 and any auditor’s reports, all IRS favorable determination letters or opinions, all current summary plan descriptions and summaries of material modifications for such plans have been furnished to Buyers. In the case of any unwritten Employee Benefit Plan, a written description of such plan has been furnished to Buyers. All amendments required to bring any Employee Benefit Plan into conformity with any applicable provisions of ERISA and the Code have been duly adopted. Each Seller is in material compliance with (1) the notice and continuation of coverage requirements of Section 4980B of the Code and the regulations thereunder and Part 6 of Title I of ERISA (“COBRA”); (2) the Health Insurance Portability and Accountability Act of 1996 with respect to any group health plan within the meaning of Code Section 5000(b)(1) (“HIPAA”); and (3) any applicable state statutes mandating health insurance continuation coverage for small employers, which are hereinafter referred to as “State Mini-COBRA.” With respect to each Employee Benefit Plan intended to qualify under Code Section 401(a) or 403(a), (i) the Internal Revenue Service has issued a favorable determination or prototype opinion letter, which has not been revoked, that any such plan is tax-qualified. All Employee Benefit Plans that provide health or medical coverage are fully insured with no claim accrual liabilities.

5.17 Tax Matters. All Tax Returns required to be filed prior to the date hereof with respect to any Seller or its respective income, properties, franchises or operations have been timely filed, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all material respects. All Taxes due and payable by or with respect to any Seller have been paid or will be paid immediately after the Closing by such Seller. Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, or other third party. With respect to each taxable period of each Seller: (a) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority against such Seller; (b) such Seller has not consented to extend the time in which any Taxes may be assessed or collected by any taxing authority; (c) such Seller has not requested or been granted an extension of the time for filing any Tax Return, except with respect to Tax Returns filed on or prior to the Closing Date; (d) there is no action, suit, taxing authority proceeding, or audit or claim now in progress, pending or, to the Knowledge of Sellers, threatened against or with respect to such Seller regarding Taxes; (e) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the Purchased Assets or such Seller; and (f) no Buyer nor Parent will become liable for any obligations of such Seller relating to Taxes as a result of the transactions contemplated hereby. No sales or use tax (other than sales tax on motor vehicles), non-recurring intangible tax, documentary stamp tax or other excise tax (or comparable tax imposed by any Governmental Authority) will be payable by any Seller, Buyer or Parent by virtue of the transactions contemplated in this Agreement. True, correct and complete copies of all Tax Returns filed by or with respect to each Seller for the past three years have been furnished or made available to Buyers.

5.18 Insurance. Schedule 5.18 sets forth a list of insurance policies maintained by each Seller (“Insurance Policies”) and sets forth all claims made under the Insurance Policies during the past three years. Except as set forth in Schedule 5.18, the Insurance Policies: (i) are in full force and effect and will not lapse or terminate by reason of the execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby; (ii) insure Sellers in reasonably sufficient amounts against all risks usually insured against by Persons operating similar businesses or properties in the localities where such businesses or properties are located; and (iii) are sufficient for compliance with all requirements of laws, Permits and Contracts. Each Seller is current in all premiums or other payments due thereunder and has otherwise performed all of its obligations under each Insurance Policy. During the past three (3) years, there have been no gaps in insurance coverage of the types provided by the policies listed in Schedule 5.18. No Seller has failed to give, in a timely manner, any notice required under any of the Insurance Policies to preserve its rights thereunder. No Insurance Policy provides for any retrospective premium adjustment or other experience-based liability on the part of any Seller. During the past three years, no Seller has received (i) any written refusal of coverage or any written notice that a defense will be afforded with reservation of rights or (ii) any written notice of cancellation or any other indication that any Insurance Policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

5.19 Receivables. All of the accounts receivables being transferred to any Buyer hereunder represent bona fide transactions, arose in the ordinary course of business of Sellers on or before the Closing Date, and are due and owing to a Seller and not any of their Affiliates.

5.20 Licenses and Permits. Schedule 5.20 sets forth a complete list of all material Permits required to conduct the Business as presently conducted. Each Seller is in compliance in all material respects with all of the terms and requirements of each Permit identified or required to be identified in Schedule 5.20. Except as set forth on Schedule 5.20, none of the Permits, to the extent assignable, will be adversely impacted by the transactions contemplated hereby and will remain in full force and effect.

5.21 Relationships with Customers and Suppliers; Affiliated Transactions.

(a) Schedule 5.21(a) sets forth a list of all customers of each Seller during the twelve-month period ended December 31, 2008, and for the period December 31, 2008 through September 30, 2009, showing the approximate total revenues of Sellers from each such customer during the periods then ended. Except to the extent set forth in Schedule 5.21(a), since December 31, 2008, no current material customer (or any material customer during the past year) of any Seller has terminated or threatened in writing to terminate or materially and adversely modify its business relationship with such Seller.

(b) Schedule 5.21(b) sets forth a list of the ten most significant suppliers of services (including subcontractors), supplies, merchandise or other goods for each Seller in terms of purchases for the twelve-month period ended December 31, 2008, showing the amount paid to each such significant supplier during such period. Except as disclosed in Schedule 5.21(b), since December 31, 2008, to its Knowledge, no Seller has a reasonable basis to believe that any such supplier will not sell supplies, merchandise and other goods to such Seller on substantially the same terms and conditions as those used in its current sales to such Seller, subject to general and customary price increases and market conditions.

(c) Except as set forth on Schedule 5.21(c), no Affiliate of any Seller (or any Associate thereof) has any business relationship with, or ownership interest in, any material customer of any Seller. No Seller nor any of their Affiliates has any direct or indirect ownership interest in any material customer, supplier or competitor of any Seller. No officer, director or Affiliate of any Seller, nor any person related by blood or marriage to any such Person, nor any entity in which any such Person owns a controlling interest, is a party to any material Contract or material transaction related to any Seller or has any interest in any property used by any Seller.

5.22 [Intentionally Omitted].

5.23 Material Agreements.

(a) Schedule 5.23(a) sets forth a list of all Contracts providing for payments of more than $10,000 in any given year (other than Customer Contracts, which are scheduled pursuant to Section 5.23(b)), true, complete and correct copies of which Sellers have previously furnished to Buyers, along with the exact title of such Contract, the parties thereto, the date thereof, and the date of any amendment or modification thereto, and a summary of any material unwritten Contract. No Contract has been modified or amended by course of conduct or verbally. No Governmental Authority is a party to any Contract. No verbal representations, warranties or assurances binding on any Seller have been given with respect to any Contract. Each of the Contracts is in full force and effect and is the valid and legally binding obligation of the respective Seller and, to the Knowledge of Sellers, the other parties thereto, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles. No Seller nor, to the Knowledge of Sellers, any other party is in default under any of the Contracts, and, to the Knowledge of Sellers, no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default thereunder. No Seller has any Knowledge of any pending or threatened cancellation, revocation or termination of any of the Contracts. Except as set forth on Schedule 5.23(a), since January 1, 2009 there have been no service level adjustments or service level credit adjustments related to any Contract which is a Purchased Asset.

(b) Schedule 5.23(b)(i) sets forth a list of each Contract between any Seller and its customers that is in effect as of the date hereof (including any Contract with any ongoing warranty obligation that is still in effect as of the date hereof), true, complete and correct copies of which Sellers have made available to Buyers, and, with respect to each, identifies the customer name, month of execution, the project name and description and the payment terms thereof (including whether such payment terms are “time and materials,” “fixed” or performance-based) (each customer Contract listed on Schedule 5.23(b)(i), a “Customer Contract”). With respect to each Customer Contract, (i) no Seller has any liability related thereto for occurrences or omissions occurring on or prior to the Closing Date (except for obligations to render services in the ordinary course of business in accordance with the terms of Customer Contracts as to which there is no breach); (ii) the services to be performed thereunder have been completed in accordance with their material terms (including, without limitation, with respect to, time and budget) and without material default; (iii) each relates solely to the Business and no other business of any Seller; and (iv) to Sellers’ Knowledge, all invoices sent out in connection with such Customer Contracts were substantially accurate in respect of amounts due and payable under the Customer Contracts. To the Knowledge of Sellers, no Seller has provided any services or failed to provide any services under any Customer Contract in any manner which could lead to any claim under any Customer Contract. There are no re-negotiations of, attempts or requests to re-negotiate, or outstanding rights to re-negotiate any Contract, except in the ordinary course of business, consistent with past practices.

(c) No Seller nor any of their respective employees or consultants is a party to any agreement which would restrict or inhibit, in any material respect, any Buyer, Parent or any of such employees or consultants from engaging in the Business after the Closing, including, but not limited to, secrecy, confidentiality, non-competition or non-solicitation agreements. No Seller is a party to any joint venture, partnership or similar arrangement.

(d) No Seller provides services to customers other than as expressly contemplated by the Customer Contracts.

(e) Schedule 5.23(e) provides detail as to each Customer Contract being assumed by Buyers as to the identity of any subcontractor and the extent of subcontracting work performed to date and the cost structure thereof.

(f) No Seller is a party to any Contract which was awarded in whole or in part due to any minority or female set-aside program or because of minority, female or foreign nationality ownership of such Seller. None of any Seller’s revenues or orders by customers have ever been or are subject to any small business, female, foreign nationality, disadvantaged or minority ownership, or similar set-aside, business program or arrangement. No Seller has ever benefited from any such program or arrangement. The transactions contemplated hereby will not result in lower revenues as a consequence of any such program or arrangement.

(g) Each Seller is in material compliance with all software licenses to which it is a party.

5.24 Intangible Property. Schedule 5.24 sets forth a list of registered software, patents, trademarks, service marks, trade names, domain names, copyrights, and any applications for any of the foregoing, included in the Intangible Property owned by any Seller. Each Seller has full legal right, title and interest to or a valid and binding right under contract to use the Intangible Property, has not granted any rights in or to the same to any third party and has full and complete authority to sell, convey, transfer and assign all such Intangible Property. The Business as presently conducted, and the unrestricted conduct and the unrestricted use and exploitation of the Intangible Property, does not infringe or misappropriate any rights held or asserted by any Person, and to the Knowledge of Sellers, no Person is infringing on the Intangible Property. No Seller is, nor has it received written notice that it is, infringing any Intangible Property of any other Person, and no claim is pending or has been made in writing to such effect that has not been resolved. No Seller is required to make any royalty or other payments for the continued use of the Intangible Property. None of the Intangible Property has ever been declared invalid or unenforceable, or is the subject of any pending or threatened action for opposition, cancellation, declaration, infringement, or invalidity, unenforceability or misappropriation or like claim, action or proceeding. Except as disclosed in Schedule 5.24, (a) all registrations with and applications to any Governmental Authority in respect of such Intangible Property are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by such Seller to maintain their validity or effectiveness, (b) each Seller has taken commercially reasonable security measures to protect the secrecy, confidentiality and value of its trade secrets, and (c) no Seller is, nor has it received any written notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any Contract to use such Intangible Property. Each of the employees, agents, consultants or contractors of any Seller who have contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material solely owned by any Seller created or developed such material as either: (i) “work made for hire” for Seller; or (ii) has assigned in favor of such Seller all right, title and interest in such material.

5.25 Environmental Matters. Except as set forth in Schedule 5.25, none of the real property currently or previously owned, leased, occupied or used in any way, directly or indirectly, by any Seller or by any predecessor or Affiliate of any Seller has been used at any time as a site for the storage or disposal of any Hazardous Substance. No such property has been used at any time so as to cause a violation of or to give rise to a removal, restoration or reimbursement liability under any environmental law. No Seller has any liability under any applicable environmental law or under any Contract with respect to or as a result of (A) the storage, handling or removal by or at the request of any Seller or any predecessor or Affiliate thereof of any Hazardous Substance at or from such real property or the premises demised under any such Contract, (B) the disposition of such removed Hazardous Substances at any other locations, (C) the release or presence of Hazardous Substances at any location or (D) the discontinuance, sale or transfer of operations of any business conducted at such real property. Except as set forth in Schedule 5.25, each Seller is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any environmental law, including in connection with the acquisition, storage, handling, transportation, processing, use, disposal or recycling of any goods or materials, whether as raw materials, work-in-process, finished goods or otherwise.

5.26 Business Locations. All locations where the equipment, employees, consultants and books and records of each Seller are located as of the date hereof are fully identified on Schedule 5.12.

5.27 Names. All names under which (i) each Seller does, and has during the past three years done, business and (ii) the Business operates, and has during the past three years operated, are specified on Schedule 5.27.

5.28 Bulk Sales; Solvency. The transactions contemplated under this Agreement are not subject to any bulk sales, transfer or similar law of any jurisdiction. Each Seller is Solvent, and shall be Solvent immediately after the consummation of the transactions contemplated hereby.

5.29 Investment Representations.

(a) The Parent Shares to be acquired by each Seller are being acquired for investment for such Seller’s own account and not otherwise as a nominee or agent, and not with a view to the resale or distribution of any part of the Parent Shares in violation of applicable laws. No Seller has present intention of selling, granting any participation in or otherwise distributing the Parent Shares in violation of applicable laws.

(b) Each Seller has received and reviewed all the information that Sellers have been provided, all the material information that Sellers have requested and all information available on www.sec.gov with respect to Parent. Each Seller has had an opportunity to ask questions and receive answers regarding Parent and its business and to the extent requested, received satisfactory answers from the management of Parent regarding the terms and conditions of the offering contemplated hereby and the business, affairs, prospects, management, properties, assets, results of operation, and condition (financial or other) of Parent, including, without limitation, those matters set forth herein. Each Seller understands that the level of disclosure provided by Parent is less than that which would be provided in connection with a securities offering registered under the securities laws of certain jurisdictions in reliance on the sophistication and investment experience of such Seller.

(c) Each Seller is aware that the Parent Shares have not been registered under the Securities Act, that their offer and sale pursuant to this Agreement are intended to be exempt from registration under the Securities Act or other securities laws and the rules promulgated thereunder by the SEC, and that the Parent Shares cannot be sold, assigned, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or unless an exemption from such registration is available. Each Seller is also aware that the Parent Shares have not been registered or qualified in any state within the United States, that sales or transfers of these securities may be further restricted by state securities laws and the provisions of this Agreement and that the certificates for the Parent Shares will bear appropriate legends describing the restrictions on their transfer.

(d) Suitability of Investment.

(i) No Seller has nor will, directly or indirectly, offer, sell, transfer, assign, exchange or otherwise dispose of all or any part of the Parent Shares except in accordance with applicable laws, as well as the provisions of this Agreement or any other agreement applicable thereto; and

(ii) Each Seller acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Parent Shares. If other than an individual, each Seller also represents it has not been organized solely for the purpose of acquiring the Parent Shares. Each Seller acknowledges that any investment in the Parent Shares involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Parent Shares for an indefinite period of time and to suffer a complete loss of its investment.

(e) Each Seller understands that the representations, warranties, covenants and acknowledgements set forth in this Section 5.29 constitute a material inducement to the Buyers and Parent to enter into this Agreement.

(f) Each Seller has sought and obtained such investment, accounting, legal and tax advice as it has considered necessary or desirable to make an informed decision to purchase the Parent Shares and enter into this Agreement and is not relying on the accountants, legal counsel, financial advisors or other representatives of Parent or Buyers for any such advice or for any other purpose.

(g) Each Seller acknowledges that, except for the representations and warranties of Parent and Buyers expressly contained in this Agreement, (i) neither Parent nor any Buyer nor any of their accountants, attorneys or other advisors or representatives has made any representations or warranties to any Seller, and (ii) each Seller is relying upon its own due diligence investigation of Parent and Buyers and their business, operations and financial condition in reaching its decision to acquire the Parent Shares.

ARTICLE VI

CERTAIN AGREEMENTS AND COVENANTS OF THE PARTIES

6.1 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

6.2 Certain Tax Returns and Indemnity. Each Seller shall be liable for the payment of all Taxes of such Seller. Each Seller shall also be liable for the payment of all Taxes applicable to the Purchased Assets for all taxable periods on or before the Closing Date, regardless of when assessed, and including any interest or penalties thereon. Notwithstanding anything to the contrary set forth herein, any Tax (including, without limitation, sales Tax, use Tax, income Tax, or documentary stamp Tax) attributable to the sale or transfer of the Purchased Assets shall be paid by Sellers. For the purpose hereof, any taxable period which ends after the Closing Date, but includes a period of time before the Closing Date, shall be deemed to be two taxable periods, the first ending on the Closing Date and the second beginning the next day.

6.3 Publicity; Disclosure. Except as required by applicable law, any exchange or organization on which Parent’s securities trade, or any Governmental Authority, no press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any Seller without the prior approval of Buyers and Parent, which shall not be unreasonably withheld; provided that, Sellers shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to authorized representatives and employees of Sellers or their Affiliates, (ii) in connection with summary information about Sellers’ or any of Sellers’ Affiliates’ financial condition, (iii) to any of Sellers’ Affiliates’, auditors, attorneys, financing sources, potential investors or other agents and (iv) as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; provided that in the case of disclosures made pursuant to clauses (i) through (iv), the recipient is informed of the confidential nature of such information. If such announcement or disclosure is required by law, any exchange or organization on which Parent’s securities trade, or

Governmental Authority, such Seller will give Buyers and Parent prompt written notice of the information such Persons propose to disclose (which shall be limited to that information which such Persons are required to disclose) and will take into account any reasonable comments Buyers and Parent may have in relation to the content, timing and manner of release of the disclosure.

6.4 [Intentionally Omitted].

6.5 Payment of Excluded Liabilities. Sellers shall pay and discharge all of the Excluded Liabilities promptly as they become due. In connection with the foregoing, Sellers may retain copies of certain financial records as identified on Schedule 6.5 in order to promptly and properly discharge such liabilities, to comply with the terms of this Agreement, and to otherwise dissolve Sellers after the Closing and after all obligations of Sellers under this Agreement have been performed. To the extent that Sellers so fail to pay and discharge all such Excluded Liabilities on a timely basis as they come due, Buyers or Parent shall have the right to pay and discharge such liabilities if reasonably necessary to the maintenance of the Business or its reputation and/or relationships, as reasonably determined by Buyers and shall be reimbursed for all such payments by Sellers.

6.6 Employee Benefit Matters.

(a) Except (i) as provided otherwise under this Section 6.6 and/or (ii) to the extent otherwise included in the determination of Net Working Capital or the Closing Computation, Sellers shall retain responsibility for, and liability in connection with, the payment of any and all employee benefits or entitlements under any Employee Benefit Plan.

(b) US Buyer shall be responsible for providing medical continuation coverage as required under (i) COBRA to each “M&A qualified beneficiary” (as such term is defined under Treasury Regulation §54.4980B-9) whose qualifying event occurred prior to or in connection with the transactions contemplated under this Agreement or (ii) any State Mini-COBRA; provided that for purposes of determining the level of COBRA continuation coverage that US Buyer is required to provide hereunder, the Transferred Employees who participate in US Buyer’s health plan (other than those who do so pursuant to COBRA) shall constitute “similarly situated nonCOBRA beneficiaries” (as such term is defined under Treasury Regulation §54.4980B-3).

(c) With respect to any group health plan maintained by any Buyer, such Buyer shall cause there to be waived any pre-existing condition and waiting periods and give effect, in determining any deductible and maximum out of pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees during the plan year of the applicable plan sponsored by Sellers during which the Closing occurs.

(d) Sellers shall transfer and Buyers shall accept the net flexible spending accounts of the Transferred Employees under Sellers’ flexible spending plan, including both the assets and the corresponding liabilities related thereto, in accordance with Article I. Such assets and liabilities shall have no effect on, and shall be excluded from the calculation of, Net Working Capital and the Closing Computation. On and after the Closing, the applicable Buyer shall be responsible for reimbursement of eligible expenses incurred (but not yet reimbursed under Seller’s flexible spending account plan) during the calendar year in which the Closing Date occurs.

(e) Sellers and Buyers shall take all steps necessary to permit each such Transferred Employee to rollover each eligible rollover distribution from Seller’s 401(k) plan, including notes associated with plan loans, to Buyers’ 401(k) plan, as applicable.

6.7 Employees.

(a) Prior to the Closing Date, Buyers shall have agreed to engage certain employees and/or consultants of Sellers set forth on Schedule 6.7(a) (the “Archstone Principals and Associate Principals”) to perform services in connection with the Business on such terms and conditions as such employees and/or consultants and Buyers shall have agreed. Effective as of the Closing, the respective Seller hereby releases and consents to the employment and/or engagement by the respective Buyer of the Archstone Principals and Associate Principals on such terms and conditions as may be mutual agreeable between such Buyer and each such Archstone Principal. Notwithstanding the foregoing, no Buyer shall have any obligation to continue the engagement or employment of any such individual after the date hereof and, except as otherwise expressly agreed to by such individuals and Buyers, such engagement or employment shall be on an at-will basis. The Archstone Principals and Associate Principals will be granted an aggregate of 661,000 Parent Shares, as adjusted for any stock splits, stock dividends or similar transactions (the “Employee Shares”), to be allocated amongst the Archstone Principals and Associate Principals as set forth on Schedule 6.7(a). Such Employee Shares will vest over a four-year period, with 50% vesting on the second anniversary of the Closing Date and 25% vesting on each of the third and fourth anniversary of the Closing Date. Such vesting shall be subject to the respective Archstone Principal’s continued employment with the respective Buyer. Each Archstone Principal shall enter into a compliance agreement with a Buyer at Closing, which agreement shall provide customary non-competition, non-solicitation and confidentiality covenants and grant the Employee Shares to be granted to such Archstone Principal. The Employee Shares shall be issued pursuant to an exemption from registration under the Securities Act.

(b) On the Closing Date, a Buyer may offer employment to those Business Employees (other than Archstone Principals and Associate Principals) set forth on Schedule 6.7(b)(i) on such terms and conditions that provide base pay that is substantially similar to that which such Business Employees received immediately prior to the Closing Date and bonus opportunity consistent with such Buyer’s existing or future bonus plans for which such Business Employees are eligible. Such Business Employees who accept any Buyer’s offer of employment shall be referred to herein as “Transferred Employees.” Notwithstanding the foregoing, except as otherwise provided in this Section, no Buyer shall have any obligation to continue the engagement or employment of any such individual after the date hereof and, except as otherwise expressly agreed to by such individuals and such Buyer, or otherwise as required by law, such engagement or employment shall be on an at-will basis. Seller shall be responsible for the payment of severance (determined in accordance with the severance policy that is applicable to such Business Employees immediately prior to the Closing Date) that is payable to Business Employees other than those employees identified as SG&A employees on Schedule 6.7(b)(ii) attached hereto (such employees, the “SG&A Employees”), who are not offered employment as described in the preceding sentence. Buyers shall be responsible for the payment of severance (determined in accordance with any contractual or statutory severance obligation identified on Schedule 6.7(b)(ii) hereto that is applicable to any such SG&A Employee immediately prior to the Closing Date) that is payable to any SG&A Employees who (i) are not offered employment in accordance with the first sentence of this paragraph or (ii) become Transferred Employees and are terminated by a Buyer other than for “cause” within six months of the Closing Date. Buyers shall assume accrued bonus and “paid time off” obligations for Transferred Employees that are Assumed Liabilities and shall payout (i) such accrued “paid time off” in the ordinary course of business and (ii) bonuses to Transferred Employees for 2009 in an amount that is equal to or greater than such accrued bonus amount.

(c) Transferred Employees shall be given credit by Buyers for all service with Sellers for eligibility purposes and for purposes of determining future paid-time-off accruals and severance entitlements under the Buyers’ benefit plans in which such Transferred Employees are eligible to participate on and after the Closing Date.

6.8 [Intentionally Omitted].

6.9 Termination of Restrictive Covenant Agreements. As of the Closing Date, Sellers shall provide notice to any of its personnel (i) who are retained by Buyers or their Affiliates and (ii) who are subject to any non-compete, non-solicitation and/or restrictive covenant agreements and arrangements with any such applicable Seller as of the Closing Date, that such arrangements are terminated, and such arrangements shall be terminated by Sellers. All non-competition, non-solicitation and restrictive covenant agreements and arrangements between each Seller and (x) any of its employees who are not retained by Buyers or their Affiliates or (y) former employees who remain subject to such agreements or arrangements as of the Closing are hereby assigned to any Buyer, to the extent assignable. To the extent (and only to the extent) of benefit and not of burden to Buyers, and to the extent assignable, all invention assignments and work-made-for-hire provisions regarding any Seller arising by operation of law or contract with respect to the relationship between such Seller and any of its employees or independent contractors are hereby assigned by each Seller to a Buyer, in accordance with Article I. To the extent that any such non-competition, non-solicitation or restrictive covenant agreements and arrangements and any such invention assignments and work-made-for-hire provisions are not assignable, the Seller Party thereto shall use commercially reasonable efforts to enforce such agreements or provisions on behalf of such Buyer at such Buyer’s sole expense or otherwise assign to such Buyer its “chose in action” related to such agreements or provisions.

6.10 Use of Name. From and after the Closing Date, no Seller shall (nor shall it permit its Affiliates to) use the name “Archstone” or any similar name or any logo, trade dress, trade name, trademark, service mark or the like similar to or confusing therewith for any business purpose or otherwise; provided that, Sellers shall be permitted to use the name “Archstone” for a period of three (3) years after the Closing in connection with the satisfaction of its obligations hereunder (e.g., satisfaction of any Excluded Liabilities pursuant to Section 6.5). Notwithstanding the foregoing, Lake Capital Partners LP, an Affiliate of the Company, shall be permitted to use the name “Archstone” (a) in reports to its investors and (b) to identify Archstone as a former portfolio company in its marketing materials.

6.11 Transition. The parties acknowledge that all decisions made with respect to the operation of the Business after the Closing shall be made solely by Buyers and in a manner deemed in the best interests of Buyers and their equity owners.

6.12 Sellers’ Closing Deliveries. At Closing, Sellers shall deliver to Buyers and Parent:

(a) A certificate from the Secretary of the Company certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) each Seller’s formation document and operating agreement as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by each Seller’s members and managers authorizing the transactions contemplated by this Agreement, (c) an incumbency certificate, and (d) a certificate of good standing or its equivalent under foreign law of each Seller issued by the appropriate Governmental Authority as of a date not more than forty-five days prior to the Closing Date;

(b) All consents, waivers and approvals set forth on Schedule 6.12 hereof (the “Required Consents”);

(c) Evidence reasonably satisfactory to Buyers and Parent of the satisfaction and release of all Liens encumbering any of the Purchased Assets, except to the extent such Lien relates to an Assumed Liability;

(d) The Escrow Agreement, duly executed by each Seller, in the form attached hereto as Exhibit A;

(e) The Bill of Sale and Assignment and Assumption Agreement, duly executed by each Seller, in the form attached hereto as Exhibit B;

(f) The Offer Letters, Compliance Agreements and Restricted Stock Award Agreements, each duly executed by the Archstone Principals and Associate Principals and in the forms attached here as Exhibit C-1, C-2 and C-3, respectively;

(g) The Return of Proceeds Agreement (the “Return of Proceeds Agreement”) , duly executed by the Company, Archstone Holdings, LLC and each of the equityholders of Archstone Holdings, LLC;

(h) The Sublease, duly executed by the Company, in the form attached hereto as Exhibit D;

(i) The Non-Solicitation and No-Hire Agreement, duly executed by Lake Capital Partners LP, in the form attached hereto as Exhibit E;

(j) The Lock-Up Agreements, duly executed by each Seller and each Archstone Principal, in the form attached hereto as Exhibit F;

(k) The Registration Rights Agreement, duly executed by each Seller, in the form attached hereto as Exhibit G;

(l) The Standstill Agreements, duly executed by each Seller, in the form attached hereto as Exhibit H;

(m) Duly executed agreements to transfer ownership to a Buyer of all domain names, internet address and URL’s owned or used by any Seller;

(n) Evidence reasonably satisfactory to Parent and Buyers that the outstanding balance of the Harris Bank (Bank of Montreal) Revolving Credit Line is at least equal to $1,000,000;

(o) Evidence reasonably satisfactory to Parent of the $1,500,000 capital contribution to be made pursuant to Section 6.17 hereof and of an additional capital contribution by Lake Capital, LP equal to $1.5 million; and

(p) Such other bills of sale, assignments and other instruments of transfer or conveyance as Buyers or Parent may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyers.

6.13 Parent and Buyers’ Closing Deliveries. At Closing, Parent and Buyers shall deliver to Sellers:

(a) The Parent Shares in accordance with Section 2.1 hereof and the Additional Shares pursuant to Section 6.17 hereof;

(b) A certificate from the Secretary of the Parent certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) the Parent’s and the US

Buyer’s incorporation documents and by-laws as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by Parent’s and each Buyer’s board of directors (or equivalent governing body) authorizing the transactions contemplated by this Agreement, (c) an incumbency certificate, and (d) a certificate of good standing of each of Parent and US Buyer issued by the Secretary of State of Florida as of a date not more than ten days prior to the Closing Date;

(c) The Escrow Agreement, duly executed by Buyers and Parent, in the form attached hereto as Exhibit A, and the Escrowed Shares (which will be delivered to the Escrow Agent);

(d) The Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyers, in the form attached hereto as Exhibit B;

(e) The Offer Letters, Compliance Agreements and Restricted Stock Award Agreements, each duly executed by the applicable Buyer or Parent, and in the forms attached here as Exhibit C-1, C-2 and C-3, respectively;

(f) The Sublease, duly executed by US Buyer, in the form attached hereto as Exhibit D;

(g) The Registration Rights Agreement, duly executed by Parent, in the form attached hereto as Exhibit G; and

(h) Such other bills of sale, assignments, assumptions and other instruments of transfer or conveyance as Company, on behalf of Sellers, may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyers and the assumption of the Assumed Liabilities by Buyers.

6.14 Audit Rights; Cooperation on Certain Regulatory Matters. For the period of time commencing on the date of execution of this Agreement and continuing through the first anniversary of the Closing, and without limitation of the other document production otherwise required by Sellers hereunder, each Seller shall, from time to time, at no out-of-pocket cost to such Seller, upon reasonable advance written notice from Parent or any Buyer, provide to Parent or such Buyer and its representatives: (i) access to all financial and other information pertaining to the ownership and operation of such Seller, which information is in such Seller’s possession and relevant and reasonably necessary, in the opinion of Parent or such Buyer’s accountants, to enable Parent or such Buyer and its accountants to prepare financial statements in compliance with any and all of (a) Rule 3-05 or Rule 3-14 of Regulation S-X of the SEC, as applicable to Parent or such Buyer; (b) any other rule issued by the SEC and applicable to Parent or such Buyer; and (c) any registration statement, report or disclosure statement filed with the SEC by, or on behalf of Parent or such Buyer; and (ii) a representation letter, in form specified by, or otherwise satisfactory to Parent’s or such Buyer’s accountants, signed by the individual(s) responsible for such Seller’s financial reporting, as prescribed by generally accepted auditing standards promulgated by the Auditing Standards Division of the American Institute of Certified Public Accountants, which representation letter may be required by Parent’s or such Buyer’s accountants in order to render an opinion concerning the Business. Any information provided by Seller pursuant hereto shall, from and after such disclosure by such applicable Seller, be maintained by Parent and its subsidiaries with the same level of care Parent and its subsidiaries exercise with respect to their own confidential information, and except as otherwise required by law, Parent shall not, and Parent shall cause each of its subsidiaries, officers, directors, employees, and representatives not to, disclose any such information so provided, except as otherwise required by law. For the period of time commencing on the date of execution of this Agreement and continuing through the first anniversary of the Closing, each Seller will, upon the request of Parent or any Buyer, at no out-of-pocket cost to such

Seller (except as may be required pursuant to the Registration Rights Agreement), take any actions reasonably necessary (including, the provision of any information and the execution of any documents) in order for Parent or such Buyer to (i) file any documents with the SEC (including, but not limited to, any registration statement or report, or any amendments thereto), (ii) respond to any requests for information from the SEC, (iii) comply with the Sarbanes-Oxley Act of 2002, or (iv) satisfy Nasdaq’s listing requirements.

6.15 Board Participation. Parent shall take all actions, including amending its bylaws, as may be required to cause the number of directors constituting the Board of Directors of Parent to be increased by one (1) member. The members of the Board of Directors shall have elected Terence Graunke as a member of the Board of Directors, effective upon the Closing, to fill the vacancy created by such increase in the size of the Board of Directors. Terence Graunke shall serve as a director for a term expiring at Parent’s next annual meeting of stockholders following the Closing Date and until his or her successor is elected and qualified.

6.16 Receivables. Each Seller hereby agrees and acknowledges that any and all payments in respect of the receivables that are Purchased Assets and that are received by such Seller after the Closing shall be held in trust for the benefit of the applicable Buyer and delivered to such Buyer as soon as practicable. Each Seller agrees to use its good faith, commercially reasonable efforts to assist Buyers and Parent in collecting all receivables relating to the Business included in the Purchased Assets. Each Seller shall permit Buyers to reasonably inspect its books and records to confirm compliance with this Section 6.16.

6.17 Capital Contribution. Prior to Closing, Lake Capital Partners, L.P. shall make a capital contribution of $1,500,000 to the Company from sources external to the Company (and not from any asset or other working capital of the Company). Upon receipt of evidence of such contribution reasonably satisfactory to Parent, at the Closing, Parent shall issue an additional 500,000 Parent Shares (“Additional Shares”) to the Company. Such Additional Shares shall not be deemed Closing Shares or Escrowed Shares for any purpose hereunder or under the Return of Proceeds Agreement, but the issuance thereof is being made, in part, in reliance on the representations and warranties of Sellers in Section 5.29 hereof. The Additional Shares shall be subject to the Lock-Up Agreements and shall be “Registrable Securities” pursuant to the Registration Rights Agreement.

6.18 Letter of Credit. Buyers and Parent shall use their commercially reasonable efforts to cause each of the letters of credit set forth on Schedule 6.18 to be replaced or substituted as soon as is reasonably practicable following the Closing Date (collectively, the “Letters of Credit”). In the event Buyers and Parent are unable to effect such a replacement or substitution with respect to any such Letter of Credit, Buyers and Parent shall jointly and severally indemnify the Seller Indemnified Parties from any and all Losses incurred by any of them under any such Letter of Credit.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Sellers. Sellers, jointly and severally, agree to indemnify and hold harmless Buyers and Parent and their directors, officers, employees, Affiliates and agents (the “Buyer Indemnified Parties”) from, against and in respect of, any and all actual liabilities, damages, claims, deficiencies, fines, assessments, losses, taxes, penalties, interest, out-of-pocket costs and expenses, including, without limitation, reasonable out-of-pocket fees and disbursements of counsel, but excluding incidental, consequential or punitive damages or any liability for lost profits or the like and, in particular, no “multiple of profits” or “multiple of cash flow” or other valuation methodology shall be used in calculating the amount of any Losses (except in each case as is awarded in any third-party claim giving rise to Losses hereunder) (collectively, “Losses”), arising from, relating to, caused from (whether in whole or in part), or in connection with:

(a) any breach, inaccuracy or violation of any of the representations, warranties, covenants or agreements of any Seller contained in this Agreement;

(b) any failure to obtain a Required Consent; and

(c) any Excluded Liabilities.

7.2 Indemnification by Buyers and Parent. Buyers and Parent, jointly and severally, agree to indemnify and hold harmless each Seller and each of their respective directors, managers, officers, employees, Affiliates and agents (the “Seller Indemnified Parties”) from, against and in respect of, any and all Losses arising from, caused from (whether in whole or in part), or in connection with:

(a) any breach, inaccuracy or violation of any of the representations, warranties, covenants or agreements of Parent and/or Buyers contained in this Agreement; and

(b) any Assumed Liabilities.

7.3 Survival; Purchase Price Adjustments; Materiality. The representations and warranties contained herein shall survive the Closing of this Agreement for a period of one (1) year, and the covenants contained herein relating to Excluded Liabilities shall survive the Closing of this Agreement for a period of three (3) years; provided, however, that (x) the representations and warranties contained in Sections 4.1-4.4, 4.7(b), 4.8(a), 5.1-5.4, 5.5(a), 5.6, 5.13(a), 5.16 or 5.17 (collectively, “Statute of Limitations Reps”) and (y) all covenants other than those relating to Excluded Liabilities shall survive the Closing of this Agreement for the applicable statute of limitations. No party shall have any obligation under the indemnification provisions set forth in Sections 7.1 or 7.2 for breach of representations, warranties and covenants unless the claim is brought during the applicable survival period. All payments under Sections 7.1 or 7.2 shall be treated as adjustments to the purchase price. For purposes of Sections 7.1(a), 7.2(a), 7.4(a) and 7.4(e), in each case, only to the extent the Basket (as defined below) applies to any such matter(s), the representations and warranties contained in Article IV and V, except for those in Sections 4.6, 5.7 and 5.8(a), shall be deemed to have been made without any qualifications as to materiality for purposes of determining a breach thereof and, accordingly, for such purposes, all references therein to “material,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosures of lists of items of a material nature or above a specified threshold).

7.4 Limitations on Indemnity.

(a) Notwithstanding any other provision in this Agreement to the contrary, the Buyer Indemnified Parties shall not be entitled to indemnification for Losses related to breaches of representations or warranties pursuant to Section 7.1(a) unless and until the aggregate amount of all such Losses exceeds $50,000 (the “Basket”), and then only to the extent such Losses exceed the Basket; provided that the aggregate amount of Losses related to breaches of representations or warranties that may be payable pursuant to Section 7.1(a) as of any Final Determination Date shall not exceed the aggregate value of the Escrowed Shares held in escrow plus the aggregate value of the Indemnity Earn-Out Shares not previously set off against or recovered pursuant to this Agreement (the “Cap”) as of the date such indemnification payment is finally determined to be due and owing from the Sellers pursuant to the terms hereof (the “Final Determination Date”), which value shall be determined by multiplying the number of Escrowed Shares held in escrow as of such Final Determination Date plus such Indemnity Earn-Out Shares by the Market Value per such share as of such Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions. For purpose of clarification, at all times prior to the final determination as to whether or not any Indemnity Earn-Out Shares shall be forfeited pursuant to Section 2.5 hereof, all calculations pursuant to this Section 7.4(a) shall be made assuming that no such Indemnity Earn-Out Shares shall be forfeited hereunder, provided however that offset, recoupment and/or recovery against such shares shall be limited to those Earn-Out Shares no longer subject to forfeiture in accordance with the terms of Section 7.4(b) and provided further that Sellers shall have no indemnity obligation hereunder with respect to such amounts until such time as any such Indemnity Earn-Out Shares are no longer subject to forfeiture. Notwithstanding any of the foregoing, the Basket and Cap shall not limit claims against Sellers for Losses related to breaches of any Statute of Limitation Rep, any covenant, any indemnification pursuant to Section 7.1(b) or 7.1(c), or common law fraud, and any Losses relating to any such claims will not count toward satisfaction of the Basket.

(b) With respect to Losses pursuant to which the Basket and the Cap apply, the sole recourse of the Buyer Indemnified Parties against Sellers shall be to recover as follows:

(i) first, against the Escrowed Shares then held in escrow pursuant to the Escrow Agreement. The number of Escrowed Shares to be released pursuant to the Escrow Agreement in satisfaction of such Losses shall be determined by dividing the aggregate amount of such indemnifiable Losses by the Market Value per Escrowed Share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions. Notwithstanding the immediately preceding two sentences, at the Company’s sole option, in lieu of delivering Escrowed Shares in satisfaction of such indemnification obligations hereunder, the Company may make payment, on behalf of Sellers, of the amount of such finally determined indemnifiable Losses in cash by wire transfer in immediately available funds to, or as directed by, Parent, and to the extent the Company so elects to satisfy such obligations in cash, Parent and the Company shall, within 5 business days of such payment, deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to distribute to the Company a number of Escrowed Shares equal to (i) the aggregate amount of such cash payment made by the Company, divided by (ii) the Market Value per Escrowed Share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions;

(ii) thereafter, against 20 percent of the Earn-Out Shares no longer subject to forfeiture in accordance with the terms hereof (“Indemnity Earn-Out Shares”), which shares may be offset and recouped against or otherwise recovered in satisfaction of such Losses. The number of such shares to be offset against and recouped or otherwise recovered in satisfaction of such Losses shall be determined by dividing the aggregate amount of such indemnifiable Losses not otherwise satisfied by the delivery of Escrowed Shares and/or the delivery of cash by the Market Value per such share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions; provided that, at the Company’s sole option, in lieu of offset against such Indemnity Earn-Out Shares, the Company may make payment, on behalf of Sellers, of the amount of such finally determined indemnifiable Losses in cash by wire transfer in immediately available funds to, or as directed by, Parent. If such cash payment is received by Buyer or Parent, then the number of Indemnity Earn-Out Shares shall be reduced by the number that would have otherwise been subject to offset and recoupment or other recovery in respect of such Losses pursuant to the terms hereof. Notwithstanding anything to the contrary set forth in this subsection (b), (i) such Indemnity Earn-Out Shares may be offset and recouped against or otherwise recovered in accordance with this Agreement for a period of thirty (30) days after the forfeiture provisions with respect to such shares (as set forth in Section 2.5) shall have lapsed, if such forfeiture provisions were still in effect as of the Final Determination Date of such Losses, and (ii) if such Indemnity Earn-Out Shares were no longer subject to forfeiture as of the Final Determination Date of such Losses, then such Indemnity Earn-Out Shares may be offset and recouped against or otherwise recovered in accordance with this Agreement, including without limitation the terms and conditions and limitations set forth in this Article VII. By way of example, upon the final determination in accordance with this Article VII that 120 shares may be recovered pursuant to this subsection (b) in respect of indemnifiable Losses hereunder, and at such time, 100 Escrowed Shares are held in escrow and all Earn-Out Shares remain subject to forfeiture restrictions, Buyer Indemnified Parties would have the right to recover against the 100 Escrowed Shares immediately, and thereafter against 20 Indemnity Earn-Out Shares to the extent and at the time the forfeiture restrictions of Section 2.5 no longer apply to such shares, assuming such 20 Indemnity Earn-Out shares represented no greater than 20% of all Earn-Out Shares no longer subject to forfeiture. It is hereby agreed that Sellers shall have no indemnity obligation hereunder with respect to such amounts until such time as any such Indemnity Earn-Out Shares are no longer subject to forfeiture.

(c) With respect to Losses pursuant to which the Basket and the Cap do not apply, and subject to Section 7.4(d), the sole recourse of the Buyer Indemnified Parties against Sellers for indemnification shall be to recover as follows:

(i) first, against the Closing Shares, Earn-Out Shares no longer subject to forfeiture and/or Escrowed Shares previously released to Sellers, in each case, then held by Sellers (in each case, less the number of Recovered Shares still held by Sellers) and an amount equal to the after-tax proceeds received by virtue of the sale of Closing Shares, Earn-Out Shares no longer subject to forfeiture and/or Escrowed Shares (in each case, other than proceeds from the sale of Recovered Shares). The number of such shares to be surrendered by Sellers in satisfaction of such Losses shall be determined by dividing the aggregate amount of such indemnifiable Losses by the Market Value per such share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions. “Recovered Shares” means a number of Closing Shares, Earn-Out Shares and/or Escrowed Shares equal to the aggregate amount of any prior indemnifiable Losses finally determined to be due hereunder for which cash payment was elected pursuant to Section 7.4(b) or (d) divided by the Market Value per such share determined as of the applicable Final Determination Date(s) for each such Loss, as adjusted for any stock splits, stock dividends or similar transactions. Upon the request of any Buyer or Parent, Sellers shall provide reasonable supporting documentation, including sales confirmations and schedules to tax returns, to substantiate the after-tax proceeds from the sale of any such Parent Shares; and

(ii) next, if the Closing Shares, released Escrow Shares, Earn-Out Shares no longer subject to forfeiture (in each case, less the number of Recovered Shares still held by Sellers) and proceeds set forth in subsection (c)(i) above (other than proceeds from the sale of Recovered Shares) are insufficient to reimburse the full amount of such Losses, then against the Escrowed Shares then held in escrow pursuant to the Escrow Agreement. The number of Escrowed Shares to be released pursuant to the Escrow Agreement in satisfaction of such Losses shall be determined by dividing the aggregate amount of such indemnifiable Losses in excess of those reimbursed pursuant to subsection (c)(i) above by the Market Value per Escrowed Share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions.

Notwithstanding anything to the contrary set forth in this subsection (c), (i) such Earn-Out Shares may be offset and recouped against or otherwise recovered in accordance with this Agreement for a period of thirty (30) days after the forfeiture provisions with respect to such shares (as set forth in Section 2.5) shall have lapsed, if such forfeiture provisions were still in effect as of the Final Determination Date of such Losses and (ii) if such Earn-Out Shares were no longer subject to forfeiture as of the Final Determination Date of such Losses, then such Earn-Out Shares may be offset and recouped against or otherwise recovered in accordance with this Agreement, including without limitation the terms and conditions and limitations set forth in this Article VII. (By way of example, reference is made to Section 7.4(b)(ii).) Furthermore, offset, recoupment and/or recovery against Earn-Out Shares pursuant to this subsection (c) shall first be made against Earn-Out Shares that are not Indemnity Earn-Out Shares and thereafter against Indemnity Earn-Out Shares. It is hereby agreed that Sellers shall have no indemnity obligation hereunder with respect to such amounts until such time as any such Earn-Out Shares are no longer subject to forfeiture.

(d) Notwithstanding Sections 7.4(c)(i) and (c)(ii), at the Company’s sole option, in lieu of delivering Closing Shares, Escrowed Shares or Earn-Out Shares no longer subject to forfeiture, as applicable, in satisfaction of its indemnification obligations hereunder, the Company may make payment of the amount of such finally determined indemnifiable Losses in cash by wire transfer in immediately available funds to, or as directed by, Parent. To the extent the Company so elects to satisfy such obligations in cash, and such obligations would otherwise be satisfied by recovery against the Escrowed Shares pursuant to subsection (c)(ii) above, then Parent and the Company shall, within 5 days of such determination, deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to distribute to the Company a number of Escrowed Shares equal to (i) the aggregate amount of such cash payment made by the Company that would otherwise be satisfied by recovery against the Escrowed Shares pursuant to subsection (c)(ii) above, divided by (ii) the Market Value per Escrowed Share determined as of the Final Determination Date, as adjusted for any stock splits, stock dividends or similar transactions.

(e) Notwithstanding any other provision in this Agreement to the contrary, no Seller shall be entitled to indemnification for Losses related to breaches of representations or warranties pursuant to Section 7.2(a) unless and until the aggregate amount of all such Losses exceeds the Basket, and then only to the extent all such Losses exceed the Basket; provided that the aggregate amount of Losses related to breaches of representations or warranties that may be payable pursuant to Section 7.2(a) shall not exceed $2,973,000 (the “Parent Cap”). Notwithstanding the foregoing, the Basket and Parent Cap shall not limit claims against Parent or Buyers for Losses related to breaches of any Statute of Limitation Rep, covenant, indemnification pursuant to Section 7.2(b), or common law fraud, and any Losses relating to any such claims will not count toward satisfaction of the Basket. Any payments contemplated hereunder that are finally determined to be due and owing by Parent and/or Buyers shall be payable by delivery of a number of Parent Shares equal to (i) the aggregate amount of such indemnification payment obligation of Parent and/or Buyers, divided by (ii) the Market Value per Parent Share determined as of the date such indemnification payment is finally determined to be due and owing from Parent and/or Buyers pursuant to the terms hereof, as adjusted for any stock splits, stock dividends or similar transactions; provided that, at Parent’s sole option, in lieu of delivering Parent Shares in satisfaction of Buyers and Parent’s indemnification obligations hereunder, Parent or any Buyer may make payment of the amount of such finally determined indemnifiable Losses in cash by wire transfer in immediately available funds to, or as directed by, the Company.

(f) Any payment(s) required by this Article VII shall be due within 10 days after the final determination that any such indemnification payments are due and owing.

(g) No Buyer Indemnified Party shall be entitled to any indemnification for Losses under this Agreement to the extent such Losses were treated as liabilities in the determination of Net Working Capital or the Closing Computation.

(h) The indemnification set forth in this Article VII shall be the sole remedy of the parties with respect to breaches of this Agreement.

7.5 Indemnification Procedure. A party or parties responsible for indemnifying another party against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party,” and a party or parties entitled to indemnity is referred to as the “Indemnified Party.” An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to each Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within 10 business days of the receipt of any written claim from any such third party, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to each Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent (a) such notice is delivered to the Indemnifying Party following the expiration of the applicable survival periods set forth in Section 7.3 or (b) the rights of the Indemnifying Party are materially prejudiced. As to any claim, action, suit or proceeding by a third party, the Indemnified Party shall be entitled to appoint counsel of the Indemnified Party’s choice to represent the Indemnified Party and direct the defense of any such claim, in each case, at the sole cost and expense of the Indemnified Party until such time as the aggregate amount of Losses related to such claim, action, suit or proceeding exceeds an aggregate amount equal to the Basket (to the extent the Basket is applicable to such indemnification claim), after which time, or if the Basket is not applicable to such claim, action, suit or proceeding, such costs and expenses shall be borne by the Indemnifying Party and shall be counted in determining any indemnification obligation pursuant to Section 7.4, as applicable, subject to the limitations, and any other rights of the Indemnifying Party (e.g., the Indemnifying Party’s right to disagree with any claim set forth in any claim notice) set forth herein. The Indemnified Party shall keep the Indemnifying Party reasonably apprised of the status of and developments related to such claims. Notwithstanding anything herein to the contrary, as to any claim, action, suit or proceeding by any former employee of Archstone BV or Archstone UK whose employment is transferred to Buyer by operation of Law, in each case, to the extent any such Loss(es) related to any such claim constitute an indemnifiable Loss, the Indemnifying Party shall have the sole right to appoint counsel of the Indemnifying Party’s choice to represent the Indemnified Party and direct the defense of any such claim and shall have the right to compromise and settle any such claim, subject to the Indemnfied Party’s consent (such consent not to be unreasonably withheld or delayed), and the Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, in each case, at the sole cost and expense of the Indemnifying Party. The Indemnifying Party shall be bound by any judicial determination made in such claim and shall have the right to consent to any settlement or compromise of such claim effected by the Indemnified Party (such consent not to be unreasonably withheld or delayed), subject to the limitations, and any other rights of the Indemnifying Party (e.g., the Indemnifying Party’s right to disagree with any claim set forth in any claim notice) set forth herein. For the avoidance of doubt and except as otherwise provided for herein, the Parties acknowledge and agree that following the delivery of a claim notice by the Indemnified Party, the Indemnified Party shall be entitled to direct the defense of the third-party claim, provided that the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such third party claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed, to the extent that any settlement, compromise or discharge of such third party claim can be resolved by money damages alone), subject to the limitations, and any other rights of the Indemnifying Party (e.g., the Indemnifying Party’s right to disagree with any claim set forth in any claim notice) set forth herein. If, in the judgment of outside counsel to the Indemnifying Party, it is necessary for the Indemnifying Party to be represented by separate counsel due to actual or reasonably likely conflicts of interest, the Indemnifying Party shall have the right to employ counsel to represent it at the sole cost and expense of the Indemnified Party until such time as the aggregate amount of Losses (inclusive of the cost and expense for Indemnifying Party’s counsel) related to such claim, action, suit or proceeding exceeds an aggregate amount equal to the Basket (to the extent the Basket is applicable to such indemnification claim), after which time, or if the Basket is not applicable to such claim, action, suit or proceeding, such costs and expenses for Indemnifying Party’s counsel shall be borne by the Indemnifying Party and shall be counted in determining any indemnification obligation pursuant to Section 7.4. With regard to other claims for which indemnification is finally determined to be payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

7.6 Right to Indemnification Not Affected by Knowledge. The right to indemnification, payment of Losses or other remedy based upon breach of representations, warranties, covenants, agreements or obligations will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation.

7.7 Other Indemnification Matters.

(a) The amount of any and all Losses under this Article VII shall be determined net of any amounts recovered by an Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights.

(b) Each Indemnified Party agrees that in the event of any breach giving rise to an indemnification obligation under this Article VII, such Indemnified Party shall take and shall cause its Affiliates to take, or cooperate with the Indemnifying Party if so requested by the Indemnifying Party, in order to take, all commercially reasonable measures to mitigate the consequences of the related breach.

(c) Each Indemnified Party hereby waives any subrogation rights that its insurer may have with respect to any indemnifiable Losses, to the extent it may do so under the terms of such insurance policies. After any indemnification payment is made to any Indemnified Party pursuant to this Article VII, the Indemnifying Party shall, to the extent of such payment, be subrogated to the rights (if any) of the Indemnified Party against any third party (other than customers of Parent or any of its subsidiaries) in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, each Buyer shall, and shall use commercially reasonable efforts to cause any other Indemnified Party receiving an indemnification payment pursuant to the preceding sentence to, execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Entire Agreement; No Third Party Beneficiaries; Amendment; Waiver. This Agreement (including the exhibits and schedules attached hereto) and other documents executed and delivered at the Closing pursuant hereto, contain the entire understanding of the parties in respect of the subject matter hereof and supersede all prior agreements, representations, warranties, covenants and understandings (oral or written) between or among the parties with respect to such subject matter. The exhibits and schedules constitute a part hereof as though set forth in full above. This Agreement is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder. This Agreement may not be modified, amended, supplemented, canceled or discharged and no waiver hereunder may be granted, except by written instrument executed by all of the parties hereto. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or in equity, that they may have against each other.

8.2 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, shall be delivered in person or by a nationally recognized overnight delivery and shall be deemed given when delivered in person or, if not delivered in person, the business day after delivered to a nationally recognized overnight courier (postage pre-paid) for next business day delivery, at the following addresses (or at such other addresses as a party shall designate by written notice to the other party pursuant to this Section):

if to Buyers/Parent:	with a copy to:
1001 Brickell Bay Drive	Akerman Senterfitt
30th Floor	One SE Third Avenue, Suite 2500
Miami, Florida 33131	Miami, Florida 33131
Attn.: Ted Fernandez, CEO	Attn: Carl D. Roston, Esq.
Mary V. Carroll, Esq.

if to Sellers:	with a copy to:
c/o Lake Capital Management LLC	Kirkland & Ellis LLP
676 North Michigan Ave.	300 North LaSalle Street
Suite 3900	Chicago, Illinois 60654
Chicago, Illinois 60611	Attn: Sanford E. Perl, P.C.
Attn: Terence M. Graunke	Robert A. Wilson

8.3 Expenses; Legal Fees. In connection with this Agreement or any transaction contemplated hereby, each party shall pay its respective expenses, including, but not limited to, legal, accounting, brokers’ and investment banking fees and expenses. No fees or costs referenced in this Section incurred by any Seller shall be Assumed Liabilities. In the event of any dispute relating to this Agreement, the non-prevailing party shall pay the expenses and costs of the prevailing party, including but not limited to legal fees and costs.

8.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors, assigns, heirs, devisees, legatees and beneficiaries, as applicable, and shall be enforceable by any such successors, assigns or other Persons. The rights and obligations of this Agreement may be assigned by each Buyer or Parent to any of its Affiliates, to any purchaser of or successor to all or substantially all of such Buyer’s or Parent’s assets or equity securities, by operation of law or to any lender to any Buyer or Parent. The rights and obligations of this Agreement may not be assigned by any Seller without the prior written consent of Buyers.

8.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. A telecopy signature of any party shall be considered to have the same binding legal effect as an original signature.

8.6 Severability. If any word, phrase, sentence, clause, section, subsection or provision of this Agreement as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of any other word, phrase, sentence, clause, section, subsection or provision of this Agreement.

8.7 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The text of all schedules, including Schedule 8.7, is incorporated herein by reference. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof”, “herein”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

8.8 Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.

8.9 Construction. The parties agree and acknowledge that they have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

8.10 Exhibits and Schedules.

(a) Any matter, information or item disclosed in this Agreement or the Disclosure Schedules delivered by a party or in any of the Schedules or Exhibits attached hereto, under any specific representation, warranty, covenant or Schedule heading number, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability to any third party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement or otherwise.

(b) The Schedules hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

8.11 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.12 Legends.

(a) Each certificate for Parent Shares acquired by any Seller hereunder shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY BE SOLD, TRANSFERRED,

PLEDGED OR HYPOTHECATED ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS, OR UPON RECEIPT OF AN OPINION OF COUNSEL OF THE CORPORATION THAT SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A LOCK-UP AGREEMENT, DATED AS OF NOVEMBER 10, 2009, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, AND ANY SALE, BEQUEST, DEVISE, PLEDGE, MORTGAGE, ENCUMBRANCE, DISTRIBUTION, TRANSFER, GIFT, ASSIGNMENT, OR OTHER DISPOSITION OF THIS CERTIFICATE OR ANY INTEREST REPRESENTED BY THIS CERTIFICATE IN VIOLATION OF SAID LOCK-UP AGREEMENT SHALL BE INVALID.”

(b) Furthermore, each certificate for Earn-Out Shares acquired by any Seller hereunder shall bear the following legend until such time as the forfeiture provisions of Section 2.5 shall lapse with respect to such shares:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO FORFEITURE AND CANCELLATION, A VOTING PROXY AND RESTRICTIONS ON DIVIDENDS AND DISTRIBUTIONS, IN EACH CASE PURSUANT TO THE TERMS AND CONDITIONS OF AN ASSET PURCHASE AGREEMENT, DATED AS OF NOVEMBER 10, 2009, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER.”

(c) If any legend placed on a stock certificate representing Parent Shares issued pursuant to the terms of this Agreement is no longer required, as determined in the good-faith opinion of Parent and its counsel, then, at the sole expense of Parent, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Parent Shares but without such legend.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYERS:

ARCHSTONE ACQUISITION CORP.

By:	/s/ Frank A. Zomerfeld
Name:	Frank A. Zomerfeld
Title:	Secretary and Treasurer

HACKETT-REL, LTD (UK)

By:	/s/ Robert A. Ramirez
Name:	Robert A. Ramirez
Title:	Director

THE HACKETT GROUP B.V.

By:	/s/ Frank A. Zomerfeld
Name:	Frank A. Zomerfeld
Title:	Director

PARENT:

THE HACKETT GROUP, INC.

By:	/s/ Ted A. Fernandez
Name:	Ted A. Fernandez
Title:	Chairman and Chief Executive Officer

COMPANY:

ARCHSTONE CONSULTING LLC

By:	/s/ Todd Lavieri
Name:	Todd Lavieri
Title:	President and Chief Executive Officer

SUBSIDIARIES:

ARCHSTONE CONSULTING UK LIMITED

By:	/s/ Todd Lavieri
Name:	Todd Lavieri
Title:	President and Director

ARCHSTONE CONSULTING NETHERLANDS BV

By:	/s/ Todd Lavieri
Name:	Todd Lavieri
Title:	Proxy

LIST OF EXHIBITS AND SCHEDULES

EXHIBIT A	Form of Escrow Agreement
EXHIBIT B	Form of Bill of Sale and Assignment
EXHIBIT C-1	Form of Offer Letter
EXHIBIT C-2	Form of Compliance Agreement
EXHIBIT C-3	Form of Restricted Stock Award Agreement
EXHIBIT D	Form of Sublease
EXHIBIT E	Form of Non-Solicitation and No-Hire Agreement
EXHIBIT F	Form of Lock-Up Agreement
EXHIBIT G	Form of Registration Rights Agreement
EXHIBIT H	Form of Standstill Agreement
EXHIBIT I	Form of Nonsolicitation and No-Hire Agreement

Schedule 1.2(ii)	Excluded Contracts
Schedule 1.2(v)	Hazelton Assets
Schedule 1.2(vi)	Excluded Receivables
Schedule 1.2(viii)	Bank Accounts
Schedule 1.3	Purchased Assets
Schedule 1.4	Assumed Liabilities
Schedule 1.5	Excluded Liabilities
Schedule 2.1	Allocation of Parent Shares
Schedule 5.6	Brokers
Schedule 5.7(i)	Financial Statements
Schedule 5.8	Changes
Schedule 5.9	Liabilities
Schedule 5.10	Litigation
Schedule 5.12	Real Estate
Schedule 5.13	Assets
Schedule 5.15	Employees
Schedule 5.16	Employee Benefit Plans
Schedule 5.18	Insurance
Schedule 5.20	Permits
Schedule 5.21(a)	Customers
Schedule 5.21(b)	Suppliers
Schedule 5.21(c)	Affiliated Transactions
Schedule 5.23(a)	Contracts
Schedule 5.23(b)(i)	Customer Contracts
Schedule 5.23(e)	Subcontractors
Schedule 5.24	Intangible Property
Schedule 5.25	Environmental Matters
Schedule 5.27	Names
Schedule 6.5	Certain Financial Records
Schedule 6.7(a)	Archstone Principals and Associate Principals
Schedule 6.7(b)(i)	Allocation of Parent Shares to Archstone Principals and Associate Principals
Schedule 6.7(b)(ii)	SG&A Employees
Schedule 6.12	Required Consents
Schedule 6.18	Letters of Credit
Schedule 8.7	Definitions

SCHEDULE 8.7

DEFINITIONS

“Adjustment Amount” means an amount (which may be positive or negative) equal to the difference between the Target Amount and the actual amount of Net Working Capital as of Closing. For purposes of clarification, a positive Adjustment Amount shall result if such Net Working Capital is greater than the Target Amount, and a negative Adjustment Amount shall result if such Net Working Capital is less than the Target Amount.

“Affiliate,” with respect to a Person, shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date hereof, and shall also mean all family members of such Person.

“Assumed Liabilities” means (i) all liabilities and obligations of Sellers reflected on the Current Balance Sheet, and all liabilities and obligations of Sellers incurred in the ordinary course of business consistent with past practices following the date of the Current Balance Sheet that are of the same categories reflected on the Current Balance Sheet, (ii) the obligations of Sellers under all Contracts that are Purchased Assets (other than Contracts set forth on Schedule 1.2(ii)) and (iii) the other liabilities and obligations identified on Schedule 1.4.

“Change of Control” means any:

(a) merger, consolidation, business combination or similar transaction involving Parent in which any of the outstanding voting securities of Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting securities of Parent outstanding immediately prior to such transaction are converted into or exchanged for voting securities of the surviving or transferee Person that constitute a majority of the outstanding shares of voting securities of such surviving or transferee Person (immediately after giving effect to such issuance);

(b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Parent or any of its subsidiaries or controlled Affiliates representing all or substantially all of the consolidated assets of Parent and its subsidiaries and controlled Affiliates;

(c) issuance, sale or other disposition of (including by way of share exchange, joint venture, or any similar transaction by either Parent or its shareholders) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 50% or more of the voting power of Parent; provided, that any acquisition of securities directly from Parent that the independent directors of Parent’s board determine is primarily for the purposes of raising financing for Parent will not be taken into account when determining if a Change in Control has occurred under this clause (c);

(d) transaction in which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act) of securities of Parent representing 50% or more of the outstanding voting capital of Parent; and

(e) any combination of the foregoing.

“Code” means the Internal Revenue Code of 1986, as amended, and treasury regulations promulgated thereunder.

“Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, to which any Seller is a party.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” means the Escrow Agent named in the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means (i) all original corporate minute books and stock records of each Seller, and all qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals and other documents relating to the organization, maintenance and existence of each Seller as a business entity, (ii) all interest, rights and benefits of each Seller under any and all Contracts between such Seller and any Affiliate of a Seller or any equityholder of a Seller, all of which are set forth on Schedule 1.2(ii), (iii) all interest, rights and benefits under any employment, consulting and independent contractor agreements (except as otherwise provided herein) and Employee Benefit Plans, (iv) all assets relating to The Hazelton Group Inc., a corporation governed by the laws of Nova Scotia, which have previously been disposed of by Sellers, (v) those other Contracts and assets set forth on Schedule 1.2(v), (vi) all cash, cash equivalents, certificates of deposit, bankers’ acceptances, government securities, other cash equivalent investment securities and those intercompany accounts, notes and other receivables listed in Schedule 1.2(vi), but excluding security deposits under leases that are Purchased Assets and cash in an aggregate amount equal to $3,000,000, (vii) all claims, refunds, credits, causes of action, choses in action, rights of recovery and rights of setoff and all rights to receive mail and communications, in each case to the extent related to the Excluded Assets or the Excluded Liabilities, (viii) all rights and interests in and to the bank accounts set forth on Schedule 1.2(viii) and (ix) each Seller’s rights under or pursuant to this Agreement and the schedules and exhibits hereto.

“Excluded Liabilities” shall mean any and all obligations and/or liabilities of each Seller other than the Assumed Liabilities and, notwithstanding anything to the contrary set forth herein, none of the following shall be Assumed Liabilities for purposes of this Agreement: (a) any liability or obligation of each Seller or any other person or entity, of any nature whatsoever, absolute or contingent, known or unknown, or otherwise, not expressly agreed to be assumed pursuant to the provisions of Section 1.4 hereof; (b) any liability or obligation of each Seller against which Buyers or Parent are indemnified pursuant to Article VII hereof or otherwise herein; (c) any liability or obligation relating to Taxes of or with respect to any Seller or any other Person or relating to or in respect of the Purchased Assets, in all cases, that relate to periods prior to the Closing Date, including any interest or penalties related thereto; (d) except as expressly agreed to be assumed by a Buyer under Sections 6.6 or 6.7, any liability or obligation with respect to or arising out of any Employee Benefit Plan; (e) any and all expenses, costs, damages, liabilities, or obligations (including, without limitation, fees and expenses of counsel) incurred by, under or pursuant to any environmental laws or related to the discharge, handling, presence or clean-up of Hazardous Substances; (f) any liability or obligation of each Seller to any Affiliate or shareholder thereof or any party related thereto, whether by contract, pursuant to law, or otherwise; (g) any liability arising under any litigation or claim (including any governmental proceeding) against any Seller arising as a result of events occurring or facts or circumstances arising or existing in whole or in part on or prior to the Closing Date; (h) any costs and expenses incurred incident to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including all legal, accounting, audit, tax and other professional fees; (i) any liabilities in respect of or relating to any Excluded Asset; (j) all liabilities and obligations arising from or in connection with errors and omissions or malpractice by any Seller on or prior to the Closing Date; (k) any and all liabilities and obligations relating to any breach or default by any Seller of any Contract assumed pursuant to Section 1.4 hereof; (l) any severance benefits or payments, including any “cost of service” severance obligations, but excluding those severance obligations set forth on Schedule 1.4 or for which a Buyer is responsible under Section 6.7; (m) any and all liabilities and obligations which are in arrears or past due as of the Closing Date, in each case, except as set forth on Schedule 1.4; (n) any accounts payable, trade payables, payroll payables, other payables, sales and payroll Tax payables, accrued commissions and vacation pay, except to the extent set forth on Schedule 1.4; (o) all liabilities relating to The Hazelton Group Inc., a corporation governed by the laws of Nova Scotia; and (p) those liabilities set forth on Schedule 1.5.

“GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.

“Governmental Authority” means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substances” shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, including without limitation, chemicals, compounds, by-products, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any environmental laws or which are or become regulated, listed or controlled by, under or pursuant to any environmental laws.

“Intangible Property” means any and all patents, applications for patents and patent rights, or copyrights and applications for copyrights (foreign or domestic) acquired, owned, held or used by any Seller, in each case, whether registered, unregistered or under pending registration; any and all trademarks and service marks and any applications therefor, trade names, corporate names, business names, fictitious names, assumed names, trade styles, elements of package or trade dress, designs, logos, Internet domain names, customer lists and customer information, customer and vendor databases, software developed or owned by any Seller, software licenses used by any Seller and other business indicia or general intangibles of like nature owned, held or used by any Seller which have been adopted, acquired, owned, held or used by any Seller, its products and/or services, regardless of whether the rights of any Seller to the foregoing arise under federal law, state law, common law, foreign law or otherwise, together with the goodwill connected with and symbolized by the foregoing; any and all data gathered in connection with the provision of services and the mechanism by which any Seller acquired such data, and the right to disseminate such data any and all agreements or rights relating to the technology, product formulations, know-how or processes utilized by any Seller and any licenses relating to any of the foregoing; any and all Internet domain names owned or held by any Seller; and any and all information, text, designs and/or artwork featured on any Seller web sites or web pages dedicated to the Business or any Seller.

“Knowledge” means (i) in the case of Sellers, the actual knowledge, following reasonable inquiry, of each of Kevin Rowe, Todd Lavieri, Helaine Hudson, Gary Starr and Hendrik Thomas Johannes Petrus Velema and (i) in the case of Parent and Buyers, the actual knowledge, following reasonable inquiry, of each of Ted Fernandez, Robert Ramirez, David Dungan and Frank Zomerfeld. Parent and Buyers, on behalf of themselves and each Buyer Indemnified Party, hereby acknowledge and agree that no claim may be brought under this Agreement or in connection with transactions contemplated hereby against any Affiliates of any Seller by virtue of Kevin Rowe being identified as a “knowledge person” hereunder.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction on transfer, right of first refusal, pre-emptive right, claim, adverse claim or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

“Market Value” means, with respect to each Parent Share, the average, over a period of five (5) days consisting of the date of valuation and the four (4) consecutive business days prior to that date, of the average of the closing prices of the sales of such Parent Shares on the primary securities exchange on which such Parent Shares may at that time be listed, or, if there have been no sales on such exchange on any day, the average of the highest bid and lowest asked prices on such exchanges at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the Nasdaq System as of 4:00 P.M., New York time, or, if on any day such securities are not quoted in the Nasdaq System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization.

“Material Adverse Effect” means, (a) when used in connection with any Seller, any change or effect (or any development that would reasonably be expected to result in any change or effect) that, individually or in the aggregate with any such other changes or effects is materially adverse to the business, assets, financial condition or results of operations of Sellers, taken as a whole, or (b) when used in connection with Buyers or Parent, any change or effect (or any development that reasonably would be expected to result in any change or effect) that, individually or in the aggregate with any such other changes or effects, (i) will materially adversely affect the ability of Buyer or Parent to perform its obligations under this Agreement or consummate the transactions contemplated hereby or (ii) is materially adverse to the business, assets, financial condition or results of operations of Parent and its subsidiaries, taken as a whole.

“Net Working Capital” means (A) the aggregate current assets included in the Purchased Assets, less (B) the aggregate current liabilities included in the Assumed Liabilities (excluding the severance obligations of Sellers set forth on Schedule 1.4), in each case determined in accordance with GAAP on a basis consistent with the Current Balance Sheet.

“Parent SEC Reports” means all forms and reports required to be filed by Parent with the SEC beginning with the Annual Report on Form 10-K for the period ended January 2, 2009 until the date hereof.

“Permit” means any license, permit, certificate, declaration, validation, exemption, consent, franchise, accreditation, registration, or other authorization, issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any law.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and, in each case, as are reflected on the Current Balance Sheet, (ii) Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (iii) mechanics Liens and similar Liens for labor, materials, or supplies, (iv) zoning, building codes, and other land use laws regulating the use or occupancy of leased real property under the Leases or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property, and (v) Liens set forth on the Permitted Liens Schedule attached hereto.

“Person” means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Preliminary Closing Date Balance Sheet” shall mean the consolidated balance sheet of Sellers which shall (a) be dated on the day immediately prior to the Closing Date, (b) have been prepared in accordance with GAAP, on a basis consistent with the Current Balance Sheet, and (c) reflect Sellers’ best estimate of only the Purchased Assets and the Assumed Liabilities of the Company as of the Closing Date, all in accordance with GAAP, on a basis consistent with the Current Balance Sheet.

“Purchased Assets” shall mean all right, title and interest of Sellers in and to all of each Seller’s assets, properties and business of every kind and description of any nature whatsoever, whether real, personal or mixed, tangible or intangible, contingent or otherwise, wherever located, as shall exist on the Closing Date, except the Excluded Assets. Without limiting the generality of the foregoing, the Purchased Assets shall include, but not be limited to, the following: (a) all machinery, equipment, tools, inventory, supplies, leasehold improvements, furniture and fixtures, trucks, automobiles, vehicles, containers, personal property, computer equipment, computer software and any other fixed assets owned by each Seller, as more particularly described on Schedule 5.13 attached hereto; (b) all of the rights and benefits accruing to any Seller under any and all Contracts (except to the extent the same are Excluded Assets), including, without limitation, all real property leases, Customer Contracts and maintenance contracts; (c) all prepaid items and deposits of each Seller, including without limitation, prepaid rentals, insurance, taxes and unbilled charges (except to the extent the same are Excluded Assets); (d) subject to the terms of Section 1.3, all of the proprietary rights of each Seller, including without limitation, the rights to use the names presently and previously used by such Seller (including, but not limited to “Archstone”) and all Intangible Property; (e) subject to the terms of Section 1.3, all Permits, in each case, to the extent assignable; (f) all assets reflected in the Financial Statements, except those disposed of in the ordinary course of business consistent with past practices (and except to the extent the same are Excluded Assets); (g) all operating data and records of each Seller, including without limitation, customer lists and records, financial, accounting and credit records, correspondence, budgets and other similar documents and records, and all of each Seller’s telephone and post office boxes, and all books and records (including all data and other information stored on discs, tapes or other media) of each Seller relating to its assets, properties, business and operations, except original corporate minute books and stock records (and except to the extent the same are Excluded Assets); (h) all mailing lists, customer lists, vendor lists, rebates and rights to rebates, customer data, vendor data, subscriber lists, computer software, computer licenses, manuals and business procedures; (i) all of each Seller’s rights, claims, rights of offset or causes of action against third parties, including, without limitation, those arising under representations and/or warranties from vendors and others in connection with the Purchased Assets and those relating to any of the Assumed Liabilities, but, in all cases, except to the extent the same are Excluded Assets; (j) all such other assets and rights set forth on Schedule 1.3, (k) each Seller’s interest in and to all, domain names and addresses, internet addresses, telephone, telex and telephone facsimile numbers and telephone, internet and other directory listings utilized in connection with the Business, (l) all receivables and accounts receivable of each Seller, including without limitation all trade accounts receivables, notes receivable, receivables arising as a result of contracts in transit and receivables from manufacturers, customers, networks, insurance companies, service contract providers and any other vendors or suppliers of each Seller and all claims of each Seller for money due and owing, but, in all cases, except to the extent the same are Excluded Assets, and (m) cash in an aggregate amount equal to $3,000,000.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Solvent” means, that, with respect to any Person, as of a particular date (a) the fair value of the property of such Person is greater than the total amount of the liabilities, including, without limitation, contingent liabilities, of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the liabilities of such Person on its debts as they become due; (c) such Person is able to realize upon its assets and pay its debts, liabilities, contingent obligations and other commitments as they mature in the ordinary course of business; (d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as such debts and liabilities mature; and (e) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged.

“Target Amount” means $1,548,042.00.

“Taxes” means all taxes, fees, charges, or other assessments, including, but not limited to, sales, value added, income, excise, property, sales, use, payroll, franchise, intangible, withholding, social security and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.

“Tax Return” means any tax return, disclosure, filing, information statement or other form required to be filed with any Government Authority in connection with or with respect to any Taxes.

Other Definitions. The following terms shall have the meanings indicated in the corresponding sections of this Agreement listed below:

Term	Section
2010 Net Service Revenues	2.5(c)
Actual Adjustment Amount	2.3(b)
Additional Shares	6.17
Agreement	Preamble
Allocation Schedule	2.4
Archstone Business	2.5(c)(iii)
Archstone Principals and Associate Principals	6.7(a)
Average Net Service Revenues	2.5(c)
Associate	5.8(viii)
Basket	7.4(a)
Business	Recitals
Business Employees	5.15
Buyers	Preamble
Buyer Indemnified Parties	7.1
Cap	7.4(a)
Closing	3.1
Closing Date	3.1
Closing Shares	2.1
COBRA	5.16
Company	Preamble
Current Balance Sheet	5.7
Customer Contract	5.23(b)
Disclosure Schedule	Article IV
Earn-Out Computations	2.5(d)
Earn-Out Shares	2.1

Term	Section
Employee Benefit Plans	5.16
Employee Shares	6.7(a)
Escrowed Shares	2.1
Financial Statements	5.7
HIPAA	5.16
Indemnified Party	7.5
Indemnifying Party	7.5
Indemnity Earn-Out Shares	7.4(b)(ii)
Insurance Policies	5.18
Leased Premises	5.12
Leases	5.12
Losses	7.1
Maximum Earn-Out Shares	2.5
Net Service Revenues	2.5(c)
Neutral Auditor	2.3(b)
Parent	Preamble
Parent Cap	7.4(e)
Parent Financial Statements	4.6(b)
Parent Shares	2.1
Recovered Shares	7.4(c)(i)
Required Consents	6.12(b)
Return of Proceeds Agreement	6.12(g)
Rights	1.3(b)
Sellers	Preamble
Seller ERISA Affiliate	5.16
SG&A Employees	6.7(b)
Statute of Limitations Reps	7.3
Subsidiaries	Preamble
Transferred Employees	6.7(b)